82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031253

REGISTRANT'S NAME Transportadora De Gas Del Norte SA

*CURRENT ADDRESS

PROCESSED

APR 2 5 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3845 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

File N° 82-3845

TRANSPORTADORA DE GAS DEL NORTE S.A.

Financial Statements at December 31, 2001 and 2000

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000

CONTENTS

TRANSPORTADORA DE GAS DEL NORTE S.A. ANNUAL REPORT AS OF DECEMBER 31 2001

To the Shareholders:

The Board of Directors of Transportadora de Gas del Norte S.A. ("TGN" or "the Company") is pleased to submit to the Shareholders Meeting for its consideration the annual report and financial statements for the years ended on December 31, 2001 and 2000.

Attached hereto you will also find the independent auditors' report on the Company's financial statements.

- **Macro-economic environment**

During 2001 the Argentine economy suffered further deterioration of the recessive cycle which began in the fourth quarter of 1998. Preliminary estimates indicate that gross domestic product (GDP) is reported to have decreased some 3.8%, as compared with a reduction of 0.5% in 2000. Forecasts for the year 2002 are varied. However they are consistent in predicting a significant contraction, primarily as a result of the major changes in the Government's economic policy, these estimates are out of date. The 2001 decrease was also evident in consumption (4.5%), domestic gross investment (14.9%) and particularly in the importation sector.

Over the 14 quarters that the recession has been in existence (up to December 2001) GDP has fallen by some 13.7% and the GDP per capita by some 18.1%, a 6% deflation in terms of consumer prices since 1998. In that same period, the unemployment rate has risen sharply to its current 18.3% level (by December 2000 it was 15.1%) and there are no signs of improvement in the near term.

In such an environment, it was no surprise that bank deposits and reserves fell sharply.

Positive international trends, such as the continued reduction in interest rates in the USA as a result of the measures taken by the Federal Reserve to reactivate the American economy, were of no benefit to the local economy. The continued devaluation of the Brazilian currency did not provide any significant benefit to Argentina either.

Domestically, the deepening political crisis adversely affected the economy. The Government's action intent, in principle, to reduce the country risk through the reduction of the fiscal deficit turned out to be reactive rather and encouraging.

After a series of resignations in the Ministry of Economy, Mr. Domingo Cavallo was named Economy Minister. Mr. Cavallo recognized the impossibility of funding the fiscal deficit with new debt issuance and the sustainability requirements of the IMF, and therefore fostered a zero deficit policy. In order to attain this target, honor debt maturities and avoid an event of default, the Government increased the rate of the financial transactions tax, a tax which is easily collectable and had been initiated some months before in an attempt to shore up tax collections in a deteriorating economic and tax collection climate. Likewise, a series of major adjustments were proposed, such as a reduction in the civil servant salaries and pensions. These and other proposals caused further deterioration in consumption, in tax collection, thus, the zero deficit target became unattainable.

As financial targets became more and more unachievable, the likelihood of obtaining funds from the IMF was further reduced. In such a climate, rumors became more rampant and more negative, and what had been a steady decline in bank deposits over recent months became a run by the end of November. As a result, the Government felt it was necessary to stop the rapid withdrawal of funds from the financial system and enacted certain novel regulations, which restricted the availability of cash. This added to the speed of the recessionary spiral and undermined the prestige of the Government, which was already extremely weak after the October legislative election. Massive public protests and unrest soon followed which caused the

resignation of President Fernando De la Rúa. The previous resignation of the Vice-president in October 2000 resulted in the Legislative Assembly electing Mr. Adolfo Rodríguez Saá, Governor of the Province of San Luis, as President for a limited period (until elections could be held). The new President announced a series of measures and declared the default of Argentina in its debt payments. Mr. Rodríguez Saá resigned the following week, citing a lack of political support.

On January 1st 2002, the National Congress appointed Senator Eduardo Duhalde as President and he assumed office in an environment of extreme political uncertainty. The new President confirmed, in his initial speeches, that the Nation's debt service would not be paid and suggested that the parity established by the Convertibility Law in April 1991 would be abolished.

On January 6th, 2002 the *so-called Public Emergency and Exchange Regime Reform Law* N° 25.561 was enacted and had the stated objective of changing basic regulatory conditions in order to depart from the convertibility regime. This law, among other provisions, superseded the dollar or other foreign exchange adjustment clauses and the readjustment mechanisms included in the utilities contracts entered into by the Government, and provided that the resulting tariffs would remain fixed at a $1 = US$ 1 rate.

Likewise, the Law authorizes the National Executive Branch to renegotiate the respective contracts in the light of the guidelines that will take into account, such factors as the providers' return.

In this environment, in view of the depressed and complex panorama of the economic and political crisis, it is hard to predict the development of events this year and how, in an environment of public and regulatory uncertainty, is the necessary stability going to be restored in order for the country to be in a condition to resume normal economic and financial activities.

It is our Company's view that 2002 has started with a material and unsustainable footing, imposed by the Government, in the basic parameters of its economic equation as evidenced by a unilateral resignation of contractual responsibilities. The Company's future now depends on the reestablishment, as soon as possible, of such contractual conditions that may allow the restoration of financial stability. Until now, we have been a financially healthy Company that has always made significant contributions to the expansion and modernization of the country's energy infrastructure through permanent and systematic reinvestment of most of its earnings. Additionally, in order to make such beneficial investments, we have obtained long term funding under conditions consistent with the nature of such long-term investments.

- **Regulatory aspects**

During 2001 ENARGAS engaged in the second five-year review of the tariffs that were to govern in the 2003-2007 period, for which it defined a methodology based on the integral review of costs, also denominated "full rate case". However, as a result of the significant changes to the tariff system provided under Gas Law N° 24.076 made by the Public Emergency and Exchange Regime Reform Law such process was suspended by a decision made by the Regulatory Authority.

It should be noted that the Company is now facing an absolutely essential issue for its future success, as is the renegotiation of its License with the National State in the framework of Decree 293/2002 dated February 12th 2002.

This Decree creates a Committee for the Renegotiation of Public Works and Services which is to advise the Ministry of Economy in the renegotiation of the respective contracts and which, in a 120-day term from its effective date, will have to submit the respective proposals to the National Executive Branch.

The agreements will be signed by the mentioned ministry ad referendum of the National Executive Branch to be discussed on non binding basis by the bicameral committees of

Congress assigned to the auditing of utilities companies' negotiations under the previous legal framework.

- **A regional outlook**

In view of the expansion of TGN's gas pipeline system in the Southern Cone energy network and the outstanding role assumed by the Company in recent years in the achievement of most of the Argentine gas export projects with our neighbor countries, it is important to refer to the development of this process of integration.

Thus, at a regional level, during the year 2001, we continued the process of expansion of the gas infrastructure for the integration of the Southern Cone of the Americas. Accordingly, and particularly with respect to the natural gas transportation, during this period the construction of a pipeline to Uruguay was started and the rest of the integration projects between Argentina and Brazil, Chile and Uruguay were consolidated.

Some of the more significant events that took place are as follows:

- The commencement of the construction of the Cruz del Sur Pipeline, at the beginning of the year, which will initially allow the supply of Argentine gas to the cities of Colonia, Montevideo and other parts of the southern area of Uruguay. While this 24" diameter gas pipeline in its initial layout (Punta Lara-Montevideo) will have a much greater transportation capacity, it will initially carry an estimated daily average of 0.5 MMm^3/d. The operation of this pipeline will commence after May 2002.

- The continuing arrangements for the launching of the second stage of Transportadora Sulbrasileira de Gas S.A. (TSB) Pipeline, which will link the city of Uruguaiana in the Brazilian State of Rio Grande do Sul (currently supplied by TGN and Transportadora de Gas del Mercosur "TGM") to Porto Alegre. This 615 Km 24" pipeline will be capable of transporting 12 MMm^3/d to Porto Alegre. The first stage of this project, which has been operating since June 2000, comprises two sections of 25 Km each, the first linking TGM to a thermal station in the city of Uruguaiana and the second one in Porto Alegre linking the San Pablo-Porto Alegre section of the Transportadora Brasileira Gasoducto Bolivia-Brasil S.A. ("TBG") Pipeline to a petrochemical pole, one of the largest gas consumers in the area.

- The significant natural gas discoveries in recent years in Bolivia, which not only allowed the achievement of the TGB pipeline in Bolivia and TBG in Brazil, but also permitted other ambitious projects. One example is the future expansion of the Bolivia-Brazil pipeline and the development of a project to export Liquefied Natural Gas ("LNG") to international markets from a pipeline that is expected to carry natural gas to some port in Northern Chile.

- The initiation of works for the development of gas reserves in Camisea, Perú. Tecgás, one of TGN's shareholders, is the technical operator of the consortium that has undertaken the construction and operation of a pipeline having an initial 8 MMm^3/d capacity and that is expected to cross the Andes to source the more populated residential and industrial areas of the country as well as a LNG plant which will be primarily for the export market.

- **The gas industry in Argentina**

In 2001 the deepening economic crisis in Argentina significantly affected the gas industry. Industrial and residential consumption decreased some 3% and 3.5%, respectively, as compared to the year 2000. Thermal electric power generation also suffered a reduction but this was principally due to the high level of hydroelectric generation allowed by dam water levels, which restricted the delivery from thermal stations. This was evidenced in the reduction in prices of power in the spot market with values that ranged from 27.6 $/Mwh in 2000 (annual average price) to 23.4 $/Mwh in 2001.

Gas consumption fell markedly during 2001 as opposed to the uninterrupted growth trend that had existed since 1992. Such growth continued even in years in which there were economic challenges. However, unlike the present economic crisis, events during the 1990's were largely the result of crisis in other countries.

Since the privatization of natural gas utilities, there has been an accumulated 31% growth in domestic fluid consumption, with a 27% consumption increase in industrial sectors and an accumulated 48% growth in the gas demand as a result of thermal generation. This, in turn, has been promoted not only by the consumption of electric power during the same period but also by the competitive advantages of the new gas and combined cycles technology which encouraged private investors to give priority to gas-based thermal generation over other generation options.

Natural Gas Consumption – Billion m^3

	2001 (1)	2000	1999	1998	1997	1996	1995	1994	1993
Residential	6.7	6.9	6.6	5.9	5.8	5.9	5.8	5.7	5.6
Commercial	1.0	1.1	1.0	0.9	1.0	1.2	1.2	1.4	1.6
Industrial	9.7	10.0	9.8	9.9	9.8	9.4	9.1	8.7	7.6
Power plants	8.7	10.9	10.7	8.5	8.5	8.6	5.9	5.2	5.9
G.N.C.	1.9	1.7	1.5	1.4	1.2	1.1	1.0	0.9	0.8
Other	0.7	0.7	0.6	0.6	0.5	0.2	0.3	0.3	0.3
Total	28.7	31.3	30.2	27.2	26.8	26.4	23.3	22.2	21.8
Index	131.7	143.6	138.5	124.8	122.9	121.1	106.9	101.8	100.0

(1) Estimates

Demand of primary energy per source (2000)

	Oil	Natural Gas	Coal	Nuclear	Hydro-electricity
U.S.A	39.4%	25.8%	24.8%	9.0%	1.0%
Canada	35.8%	30.2%	12.6%	8.1%	13.3%
Mexico	66.2%	25.1%	4.8%	1.4%	2.5%
Total North Americas	40.4%	26.2%	22.7%	8.5%	2.2%
Argentina	**37.1%**	**55.0%**	**1.3%**	**3.0%**	**3.7%**
Brazil	63.6%	6.4%	9.2%	1.1%	19.7%
Chile	53.4%	23.5%	15.8%	0%	7.2%
Colombia	51.0%	25.7%	10.7%	0%	12.6%
Venezuela	42.7%	46.3%	0.6%	0%	10.4%
Other countries of the S & C Americas	77.6%	11.4%	1.1%	0.0%	9.9%
Total South and Central Americas	58.8%	22.5%	5.4%	0.8%	12.6%

Source: BP Statistical Review of World Energy

- **Gas supply**

At present, Argentina is among the countries that have the largest proven natural gas reserves in South America (778 $MMMm^3$) which, combined with the high degree of development in its gas structure, have caused the country to be viewed as the energy axis of the region.
The integration projects undertaken in recent years, as well as the projects that are expected to be completed in the future, allow us to forecast that our country will consolidate its position in the medium term, to the extent that the critical problems of the overall economy are overcome. This is supported by the significant potential for reserves that are still available in the basins of our country, estimated at some 17 years increasable by the existence of growing markets in neighbor countries. Although there is still a low rate of natural gas penetration in the energy web, energy demand is expected to continue to have significant growth in general, and natural gas, in particular.

The gas infrastructure in our country has continued to be expanded since the privatization, and to date, some 4,700 million dollars have been invested in assets associated with the transportation and distribution of natural gas.

These investments have allowed the country to have a trunk network of pipelines of over 12,787 Km, a distribution network of over 106,000 Km and various exportation pipelines which add up to some 2,075 Km throughout Argentina.

In 2001 the annual production of natural gas grew to 45,916 million cubic meters, sourced from the Neuquina basin (56.6%) and the Noroeste basin (17.1%). This volume was a new historical record for the country, representing a 2.3% increase over 2000. Due to the down trend of the local market, the increased production was mainly attributable exportation markets, especially Chile, Brazil and Uruguay.

Natural Gas - Reserves & production by the end of 2000

	Assessed Reserves MMm^3	Production for 2000 MMm^3	Horizon Years	Probable Reserves MMm^3
Noroeste	153,525	7,097	22	60,808
Neuquina	399,128	25,840	15	73,777
Other	224,955	11,935	19	136,935
Total Argentina	777,608	44,872	17	271,520

Source: Department of Energy

- **The Company's business**

Nine years after the undertaking of the Norte pipeline systems, it is important to reiterate the priority TGN has placed on expanding its capacity, and releasing bottle neck situations existing at 1991 which seriously restricted access to natural gas for residential and industrial use throughout the country. Our efforts, and those of other companies in the industry, have provided large sectors of our economy with access to natural gas.

Since 1992 TGN has extended its transport capacity by over 130% (30 MMm^3/d). This achievement required investments equivalent to US$ 1,024 million which were primarily used for the construction of over 1,240 Km in pipelines and seven new compressor plants, adding over 140,000 HP of installed power throughout the system.

We are pleased to report that Fundación Invertir – a private entity formed by businessmen and governmental authorities who promote investments in our country – gave TGN the 2001 Investment Prize based on the achievement of the project that allowed the first exportation of gas to Brazil in the second half of 2000.

TGN also engaged in other operations related to its main business, such as providing operating and maintenance services for third party transportation facilities. Thus, directly or through related companies, it currently operates gas pipelines in Argentina, Chile and Brazil.

	2001	2000	1999	1998	1997	1996	1995	1994	Total
Gas Pipelines: Added km	47.5	332.4	20	97.7	257.4	246.6	187.1	54.7	1243.4
Compressors: Added HP	-	23,900	6,900	83,900	-	-	-	27,840	142,540
Capacity Increase	0.2	4.1	5.7	6.4	4.1	3.5	1.9	4.5	30.4

Values as of December 31st 2001	Norte Pipeline	CENTRO OESTE Pipeline	O&M	Total
Km	3,074.5	2,332	2,248	7,654.5
Diameter	24"	30"	-	-
Compressor Stations	9	8	2	19
Thousand HP	133.07	169.94	30	332.71
Firm Contracts MMm^3/d	21.97	31.02	NA	52.99
Year of Construction	1960	1981	1996/2000	-

- **Highlights of 2001**

Gas transportation

The year 2001 was very much affected by the local economic crisis. The continued deterioration of the social-economic situation, along with the lack of access to the capital markets and, more important, by the uncertainty as to when there would be an economic recovery made it virtually impossible to make investment decisions in almost all productive sectors of the national economy.

For TGN in particular, after so many years of significant rates of expansion-oriented investment projects, the year 2001 was frustrating and resulted in only a 0.2 MMm^3/d capacity increase, which represents less than 0.4% of the firm transport capacity on the Norte and Centro Oeste Pipelines.

- **Operation and Maintenance of third party pipelines (O&M)**

The Company has continued to expand operation and maintenance activities on pipelines. On October 24, 2001 TGN entered into an Operation and Maintenance agreement with Gasoducto del Pacífico S.A. whereby as from January 30, 2002, TGN will be providing O&M on their 644 Km long pipeline for a period of five years. The 299 Km in Argentina will be TGN's responsibility while the 345 Km in Chile will be operated and maintained through an affiliate, Comgas Andina S.A.

This new agreement adds to existing contracts which were executed in previous years, such as the Norandino, Entrerriano, Petrouruguay pipelines, the Paso de los Libres (owned by TGM) and Paso de los Libres-Uruguayana (owned by TSB) pipelines.

Consistent with the O&M services Comgas provides in Chile (for Gas Pacífico and Norandino), COPERG, a company in which TGN has a shareholding interest and operating participation, supplies services in Brazil. Presently, such services are for the 25 Km pipeline section that links the Uruguay River crossing on the Argentine-Brazilian border and the connection point on the thermo-electrical plant of AES Uruguaiana.

The term of the operation and maintenance contract of GasAndes Pipeline, which has been in force since 1997, ended in October 2001 and has been extended temporarily through February 2002, in anticipation of ENARGAS designating a change of operator.

Future commercial strategy

The continuity of the growing dynamics within the Company is contingent on the manner in which the regulated natural gas transportation and distribution will be restructured after the enactment of Public Emergency Law N° 25.561 and Decree N° 293/02.

However, TGN will continue betting on the growth of local and regional demand and attempt to structure, foster and make viable its own and third parties' initiatives and projects in which the participation of the Company will provide new consumers with access to natural gas. Particularly, in the short term, TGN is seeking to develop new projects to enlarge its firm transport capacity to meet the electric power and industrial growth in the central region of Chile through the GasAndes pipeline and on the Uruguayan River Side for the Paysandú gas distributor through the Entrerriano pipeline up to Colon.

Brazil is also a priority for TGN, as it is accompanying the increased penetration of natural gas in the Southern area of Brazil. For that purpose, it actively participates in the development of a TSB project which by linking the cities of Uruguayana, today linked to the Argentine transportation system through TGM and TGN pipelines, and Porto Alegre, will permit the exportation of gas from Neuquén to that region.

Operation of TGN pipelines system

Transportation

During 2001 TGN delivered 14,426 MMm^3 of gas to its customers. The delivery record was established on July 27 with 53.2 MMm^3. It should be noted that of the aggregate volume transported, 3,300 MMm^3 were exported to Chile, Brazil and Uruguay (23%).

Reliability projects were commissioned on the TGN pipeline system, which included the improvement of ancillary systems at compressor plants and the construction of 30 Km 24" diam. and 18 Km 30" loops in the Norte System and the Centro Oeste System, respectively.

These projects were particularly, for example, because of the high load factor that both pipelines have throughout the year due to the increasing significance of consumption at electric power stations provided with gas turbines, which compensate the seasonability of residential consumption.

Total Monthly Deliveries
Millon m3



1,600
1,400
1,200
1,000
800
600
400
200
0
Millon m3
January
February
March
April
May
June
July
August
September
October
November
December

Maintenance and investment in pipelines

- ### *Integrity*

During the year several projects have the objective of permanent improvement to the pipelines' integrity conditions. On the one hand, these activities complied with the regulatory requirements established by ENARGAS and on the other hand, they followed TGN's internal criteria which exceed the regulatory framework.

Examples include:

- Repair and conditioning of rivers or streams banks and erosion in 70 locations mainly concentrated in the Campo Durán - Tucumán section of Norte Pipeline. Of those projects, 20 were considered major.

- Corrosion prevention system improvements by installing new landmarks, meter stations, cathodic protection control units, casing conditioning, soil classification and sampling, etc.

- Inline inspection of 1,400 km of pipe which allowed the detection and repair of defects and preventive replacement of several pipeline sections.

- ### *Third party damage prevention*

During 2001, TGN developed an intensive program to prevent damage to its pipelines caused by third parties. The program included improvement to signals as well as the delivery of the Prevention Manual both to surface owners located near pipelines and to municipalities and entities which, routinely have land excavation works. During the year there was a significant decrease in incidents which could result in undetected contacts with pipelines.

- ### *Pipeline easement agreements*

TGN continued to regularize the status of administrative easements related to real estate owners affected by its pipelines. The procedure consisted of sending proposals of compensation canons, entering into payment agreements and establishing easements for

facilities built by TGN. By the end of 2001, TGN had sent proposals to 92% of the owners involved and agreements were entered into with 50% of them, within the provisions of ENARGAS' Resolution 584/98.

- ***Maintenance and investment in compression and measurement assets***

  During 2001, compression and measurement assets were consolidated regarding their design, implementation and maintenance policies and practices. Breakthrough maintenance criteria were adopted in accordance with TGN's policies.

  Within the summary of significant activities and objectives reached by TGN, we point out: optimization of compressor plants safety stocks by reducing them by 50%, completion of technical inspections in all plants with the incorporation of API RP 572 (Service Fitness) practice; development of an annual plan on compressor plant integrity studies; implementation of lubrication systems improvements, electronic ignitions, filters and others; San Jerónimo compressor plant retest to increase pressure; completion of 44 analysis of motocompressors condition, 5 turbocompressor performance testing and 37 vibration analysis.

  Also, improvements were made on meter and regulating stations which allowed a substantial reduction of unaccounted gas, 100% reserve capacity was reached on regulating plants and contingency plans started to be developed together with TGN's customers.

  Also, 23 projects were completed, including among them the installation of air coolers at Baldissera, the retest at Arteaga MRS, Lavalle CP valves change and the general control of gaseous emissions at Compressor Plants.

  Likewise, a global strategy to select compressor equipment suppliers was prepared, 36 designs were made and the engineering for 19 projects was checked. Also 148 standards and typical designs were incorporated. An evaluation and risk model was prepared for the transportation system modification projects, alternative studies for probable compressor plants replacements were developed and a preliminary project schedule for the next seven years was prepared.

Systems and communications

The activities corresponding to year 2001 consisted of on two main aspects: the best use of the technological platform already available in the Company, and a trend to the implementation of new techniques to improve operational efficiency and reliability.

Aligned with the first objective, efforts were made to improve and spread our Intranet and develop and implement the module of integration with SAP. This module allows for the complete integration of transactional information (SAP) and non-transactional information (*TGNet*).

Furthermore, we increased the use of the *web* platform for the vertical integration of the business through purchasing and customer pages. The purchase page allows the exchange of information and quotations between TGN and its suppliers in a quick and easy manner. Once the customer *web* has been completed, it will be possible to exchange information about nominations, gas requests and balance among producers, shippers and transporters, thus making daily operations more transparent.

In order to improve the efficacy in communications and reduce travel expenses related with work meetings, a breakthrough videoconference system has been developed which includes the seven TGN locations where staff is concentrated. The system allows multi-conferences and permits joint projects with simultaneous access and modification of documents.

In order to centralize and integrate the information about the pipeline system as part of the *"Risk Management"* program developed by the Company, a specific SAP environment application has been developed which includes the layout modules, leak record, soil data, land owners and constructions near the pipeline. This tool permits fast access to all data and background related to each pipeline point or section.

In the renewed Gas Control Room, a modern *videowall* system has been installed, which replaced the previous projectors, thus obtaining a very high definition and uniform light distribution all over the screen.

TGN's SCADA System has been migrated to new higher capacity servers, increasing the storage capacity and previous performance, according to the operating information demand.

Within the projects aimed at increasing the system safety, capacity and availability, the radio-link equipment between Buenos Aires and San Jerónimo has been replaced; the previous net operating system (Novell) was replaced by Windows 2000 at the Main Office and Plants; the main data storage platform was migrated to a high availability and performance new architecture (Storage Area Network); equipment and network monitoring software has been installed to obtain a better control and prevent inconveniences; the corporate data network capacity (WAN) has been increased and the Internet connection capacity has been doubled.

Financial situation

Given present restrictions to financial markets, the Company did not seek to secure additional net funds in the financial markets, whether for investments in fixed assets or to refinance long term debt maturities.

Presently, TGN could reduce its financial indebtedness by $ 26.5 million during 2002 after paying interest related to its financial debt for $ 57.6 million and applying $ 36.9 million to fixed asset investments.

However, despite the virtual lack of external credit by mid-year, TGN believes it could maintain its access to domestic short term credit and could secure short term international financing by US$ 13 million.

In December 2001 series of negative events began which caused, at the beginning of 2002, the abandonment of the exchange regime of the country under which the Company had operated since the privatization of the gas industry at the end of 1991.

The exchange control imposed during December and the Government restrictions on remitting foreign currency abroad, prevented the Company from honoring its obligation to pay the monthly debt installment of US$ 3.3 million, including principal and interest, of obligations the Company has with Corporación Financiera Internacional. In accordance with the original conditions of that financing, foreign creditors were able to collect such installment by means of a letter of credit previously issued by ING, an international bank, which guarantees two installments under the debt agreement.

The new regulatory context resulting from the Public Emergency Law establishes not only the abandonment of the exchange regime but the freezing of gas transportation service rates in Argentine pesos on a pre-devaluation basis.

The impact on the Company's shareholders equity events that have transpired through the date of issuance of these financial statements, has materially affected TGN's financial capacity to such an extent that its future ability to honor its obligations will depend on the development of macroeconomic variables and how they will impact the new agreements to be reached within the scope of negotiations imposed by the new legal framework of the industry.

Unfortunately, the magnitude of the devaluation of the Argentine peso and other negative events makes it almost impossible to predict the future.

It is within this scenario that, during the first part of 2002, and in order to preserve its capacity to a) maintain the safe and reliable operation of its pipeline system under the Gas Law and the License b) preserve the viability of the Company's future, and c) ensure equal treatment to all its financial creditors, the Company has been forced to delay payment of its contractual debt installments up to the date of issuance of these financial statements.

Quality, safety and environment

The Health, Safety, Environment and Risks policy has been updated in order to improve safe work conditions and environmental protection. For that purpose, a *Policies Committee*, in charge of permanently defining and updating the basic guidelines in Safety issues has been created.

Accomplishments to date include:

- The exhausts of 61 machines were reconditioned, thus allowing the measurement of contaminating gases consistent with the respective US EPA standard. Measurements were made every six months and research was initiated to determine potential environment impacts.

- A significant training program in safety and environmental matters is being developed which includes the development of a distant training system.

- From the beginning of 2001, the Intranet Incident System has been available for research, report and follow-up of incidents. The System helps to prepare statistics, analyze causes and make a follow-up of the recommendations resulting from the investigations.

- Several drills have been performed in order to promote compliance with policies and identify improvement opportunities within the Continuous Improvement procedure framework.

- An Industrial Hygiene measuring program has been implemented at TGN's plants so as to promote a healthy labor environment.

- More than 80 pre-job meetings were held with works and services contractors in order to present TGN's guidelines and expectations regarding Health, Safety and Environmental policies.

- Environmental studies were developed for the expansion projects of the gas transportation Loops on Norte and Centro Oeste pipelines.

Development of our human resources

Training

TGN's growing dynamics and its transformation both in the technical-operative and managerial levels, as well as the growing technology applied to its activities translates into the need to develop intensive human resources training sessions focused on specific objectives.

As a result, a total of 39,800 of man-hours training were provided, equivalent to an average of 75 hours of training per person.

The most significant programs and courses which contributed the development of technical, operative and management tasks are as follows:

- Personal and Professional Development Program,
- Communications in the Company,
- Young Professionals Development Program,
- Operative Instructors Preparation,
- Languages,
- General Principles for the Gas Industry within a Deregulated Context,
- Accident and Incident Prevention,
- Defensive Driving,
- Leak Detection,
- Pipeline Integrity, Measurement and Regulation.

Young professionals (JP) program

After the positive experience reached with the Young Professionals Program during 1999 and 2000, in 2001, TGN repeated the objective of preparing young people with potential to train them in the gas transportation market, incorporating professionals recently graduated in Engineering and Economics.

The program intensified the JP work development in field and managerial practices, designating some of those professionals to compressor plants and others to operative and administrative-financing tasks at the Main Office.

The basic issues on which the 2001 Program was prepared were: intensive training and rotation to other areas of the Company. This rotation increased the team spirit and permitted to reach a higher commitment in the different tasks due to interaction with other departments.

Community actions

The dispersion of TGN's activities and assets throughout the country is one of the Company's characteristics. TGN does business in many different situations and geographical and social realities, which creates a constant challenge for a concrete, effective and lasting community policy.

TGN's goal is to work together with different communities, "helping those who help themselves" within a framework of respect and responsibility, supporting the projects generated and developed by these communities.

As from the end of 1999, TGN has worked with the *Warmi Sayajsunqo Association*- persevering women, in *quechua*-, a group of women involved in an important non-profit social program at "La Puna", in Jujuy. TGN is performing several facilitating projects with these communities such as the development of community organic orchards to promote self-sufficiency by critical families from "La Puna" through the provision of materials to develop these orchards. 107 orchards have been built and materials have been supplied to build another 100 orchards during 2002.

Also, financial resources have been provided to complete the construction of a Health Center in Abra Pampa, which will provide essential health support to La Puna's population.

The Company completed a housing project at Lumbreras, Province of Salta, to the Religious Congregation "Instituto Religioso San Juan Bautista", comprising nine houses, an inn, a kitchen-dining room and a small chapel.

TGN participates in the "Reading is Essential for Argentina" Program through contributions for reading material and volunteer involvement by the company's staff, which has enabled 1,256 children from families with limited resources in Salta Province to receive 3,216 books and

participate in motivating activities aimed at promoting reading by children. Another 1,512 books were donated to "Reading corners" under this Program.

The Company began the School Dining-room Development Project at Alcira del Blanco de Ergueta Special School at Lamadrid, located 105 km from San Miguel de Tucumán city. This school provides services to a significant number of children and adolescents with different types of handicaps. The schedule includes the development of orchards for self-consumption and sale of the produce with the help of teachers and pupils of the school.

During the second half of the year, the *Ecomóvil* Program was developed with the purpose of making children of the second section of EGB (primary school) aware of the values related to the protection and development of the environment. 400 pupils and 16 teachers and the School Headmasters participated in this Program.

Acknowledgement of our community activities

During 2001, TGN was awarded the "A" Category in the 2001 edition of Carlos Pellegrini Award that acknowledges industrial companies which have an outstanding role in people development activities through investment in human resources, commitment with safety, environmental respect and the implementation of large scope community help programs.

Likewise, the Asociación Iberoamericana de Mujeres Empresariales (Latin-American Business Women Association) awarded TGN the "Business of the Year" Award due to its excellent community activities in education, health and the development of community projects in all the vast geographical zone where the company develops its activities.

Income distribution project

Retained earnings at the beginning of the fiscal year amounted to :	$ 146,206,020
2001 net income	$ 27,179,619
To be allocated to:	
• Legal reserve	$ 1,358,981
• To be transferred to retained earnings	$ 25,820,638
Retained earnings ending balance	$ 172,026,658

The Board proposes to the Shareholders Meeting not to declare the payment of dividends.

Buenos Aires, March 5, 2002.

THE BOARD

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

In compliance with the provisions of General Resolution No. 368/01 of the National Securities Commission (Comisión Naçional de Valores - CNV), we provide below a summary of the results of the operations of Transportadora de Gas del Norte S.A. ("TGN" or the "Company") and its financial position, which should be read together with the accompanying financial statements.

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION

Legal framework. Applicable accounting standards

- These financial statements have been prepared applying valuation criteria established by CNV Resolution No. 392/02, within the framework of the recent enactment of Law No. 25.561 (*Ley de Emergencia Pública y Reforma del Régimen Cambiario*). According to this Resolution, financial statements of issuing companies encompassed by the negotiable obligation public offering system, for interim or annual periods as of December 31, 2001, are required to state foreign currency assets and liabilities at the exchange rate in force on the last day on which foreign currency transactions were entered into in Argentina. In the case of the US dollar, such applicable exchange rate was one peso per one US dollar, which was in force under the Convertibility Law No. 23.928.

  Notes 1.2. and 2.3. to the accompanying financial statements summarize the impact of the devaluation occurred in January and February of 2002 as well as a summary of the effects of the laws that enacted prior to the date of approval and issuance of the financial statements.

- As described in Note 1.3.b) to the accompanying financial statements, the Company considers that recovery of the amounts corresponding to tariff increases not applied through the adjustment of future tariffs is improbable and, therefore, without waiving its right to collect the amounts accrued in fiscal year 2000 and the nine-month period ended September 30, 2001, as well as those related to the last quarter of 2001, TGN has decided it is prudent to:

  - Reverse the tariff-related asset recorded during the year ended December 31, 2000, with a charge to "Other net income " and "Income tax".
  - Reverse the amounts related to the tariff adjustment previously recorded during the year ended December 31, 2001 by reducing the previous financial statement line items in which such amounts were previously recorded.
  - Initiate an action to recover $ 4.3 million in respect of related VAT paid.

- The analysis of this accounting information should consider the application of the valuation criteria established by Resolution No. 1660, dated March 31, 2000, of the National Gas Regulatory Entity (*Ente Nacional Regulador del Gas - "ENARGAS*"), as amended by Resolution No. 1903, dated September 18, 2000, which introduced mandatory accounting criteria for all regulated natural gas transportation and distribution activities and which affected the financial statements for year 2000, principally affecting the valuation of fixed assets and operating and maintenance costs. The accounting standards have been applied consistently during 2001 and 2000, without generating retroactive effects in prior comparative years.

  These valuation criteria were included in chapter V of Attachment A to the resolutions mentioned above as "*Guidelines for fixed asset addition and valuation*", and provide the accounting treatment to be followed for additions, retirements and maintenance of the Company's fixed assets.

SUMMARY OF ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Legal framework. Applicable accounting standards (Contd.)

These resolutions have established restrictive criteria for classifying disbursements as fixed assets of the transportation licensees, determining that they may not be capitalized. The most significant items affected are:

a) pipe replacements, when involving continuous sections of less than one hundred meters;

b) costs associated with the dismantling, cleaning, visual inspection and replacement of critical hot parts *("overhaul")*, performed every 30,000 hours in turbines and annually in motor compressors, when such costs are less than 50% of the value of a new similar unit or less than $ 150,000;

c) tasks related to transfer of "scraper", whether instrumented or not, hydraulic tests to verify the integrity of pipes, preparation works for water stream crossings, provided this does not imply directing crossings and the placement of seatings and nipples.

In addition, maximum useful lives have been established for each fixed asset category, which resulted in the shortening of the remaining useful lives as of December 31, 1999 of the assets that comprise the gas transportation system. The accumulated impact of the greater depreciation charge amounted to $ 10.6 million at that date.

In no case do the useful lives assigned to each asset category exceed the maximum useful lives established by ENARGAS for those categories.

Results for financial year ended December 31, 2001

The net income corresponding to the financial year ended December 31, 2001 was $ 27.2 million, which was $ 12.2 million less than that of the year 2000; this represents a decrease of 31.0 %.

The decrease in net income for the current year as compared with the prior year is due to the following variations:

i) higher financial costs of $ 4.5 million; ii) higher other net expenses for $ 9.4 million; iii) higher income tax charge for $ 2.3 million, partially offset by iv) a reduction in operating, administrative and selling expenses for $ 3.8 million, and v) an increase in net revenues for $ 0.2 million.

The tables below summarize the most significant fluctuations in year 2001 versus year 2000 and also summarize certain economic and financial ratios for the last five years related to the Company's shareholders' equity.

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Results for financial year ended December 31, 2001 (Contd.)

- ***Results***

(In $ million)

	Fiscal years ended 12.31.						
	2001	2000	Variation $	Variation	1999	1998	1997
Income from revenues							
Gross revenues							
Gas transportation	257.6	258.8	(1.2)		230.0	209.8	189.3
Operation and maintenance service	5.7	4.9	0.8		2.2	1.2	0.5
Provincial turnover tax	(7.9)	(7.9)	-		(6.9)	(6.3)	(5.7)
Benefit on social security contributions Decree N° 292 - 1520 - 814	(2.4)	(3.0)	0.6		(2.5)	(2.0)	(2.0)
Net revenues	253.0	252.8	0.2	0.1	222.8	202.7	182.1
Operating costs							
Operating and maintenance costs	(52.9)	(61.8)	8.9		(44.9)	(47.0)	(46.5)
Fixed asset depreciation	(41.4)	(35.2)	(6.2)		(33.5)	(17.6)	(15.6)
Intangible asset amortization	(2.5)	(2.6)	0.1		(0.8)	(0.1)	(0.2)
Subtotal	(96.8)	(99.6)	2.8	(2.8)	(79.2)	(64.7)	(62.3)
Gross profit	156.2	153.2	3.0	2.0	143.6	138.0	119.8
Administrative and selling expenses	(22.5)	(23.5)	1.0		(18.2)	(18.1)	(17.5)
Operating income	133.7	129.7	4.0	3.1	125.4	119.9	102.3
Income from investment in subsidiaries	0.1	0.1	-		0.1	-	-
Other net expenses	(21.6)	(12.2)	(9.4)		(7.1)	(2.0)	(1.2)
Financial and holding results	(65.9)	(61.4)	(4.5)		(47.8)	(34.8)	(27.5)
Net income before income tax	46.3	56.2	(9.9)	(17.6)	70.6	83.1	73.6
Income tax	(19.1)	(16.8)	(2.3)		(22.9)	(23.3)	(21.3)
Net income for the year	27.2	39.4	(12.2)	(31.0)	47.7	59.8	52.3

- ***Economic and financial ratios***

	Fiscal years ended 12.31.				
	2001	2000	1999	1998	1997
Total Assets *($ million)*	1,289.9	1,302.9	1,213.6	1,101.2	926.5
Total Liabilities *($ million)*	649.4	680.5	601.5	536.6	421.6
Shareholders' equity *($ million)*	640.5	622.4	612.1	564.6	504.9
Shareholders' equity / total liabilities	0.99	0.91	1.02	1.05	1.20
Net income *($ million)*	27.2	39.4	47.7	59.8	52.3
Income before financial and holding results, depreciation, amortization and income tax *($ million)*	161.3	159.9	156.5	139.3	120.1
Dividends and personnel participation bond *($ million)*	18.1	20.1	0.1	0.1	14.1
Book value *($/share)*	1.8221	1.7707	1.7414	1.6061	1.4363
Earnings per common share *($/share)*	0.0773	0.1122	0.1357	0.1702	0.1488
Dividends and personnel participation bond per common share *($/share)*	0.0259	0.0572	0.0004	0.0004	0.0401

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Income from revenues***

The table below summarizes revenues by type of service for each of the last five years:

(In $ million)

	Fiscal years ended 12.31.									
Type of service	*2001*	*%*	*2000*	*%*	*1999*	*%*	*1998*	*%*	*1997*	*%*
Transportation service	*247.5*	*97.8*	*248.1*	*98.1*	*220.7*	*99.0*	*201.5*	*99.4*	*181.6*	*99.7*
Gas pipeline operation and maintenance service	*5.5*	*2.2*	*4.7*	*1.9*	*2.1*	*1.0*	*1.2*	*0.6*	*0.5*	*0.3*
Total net revenues (*)	*253.0*	*100.0*	*252.8*	*100.0*	*222.8*	*100.0*	*202.7*	*100.0*	*182.1*	*100.0*
% annual increase	*0.1%*		*13.5%*		*9.9%*		*11.3%*			

(*) A detailed breakdown of net income from revenues is included in Note 3.f) to the corresponding financial statements.

Gas transportation service

Revenues for the year ended December 31, 2001 are shown net of $ 25.8 million, of deferred tariff fluctuations not billed in 2001, of which $ 19.1 million represents the reversal of such amounts originally recorded during the nine months ended September 30, 2001. In addition, revenues for 2000 include $ 10.7 million for the same item, as such effect was reversed during 2001 and charged to "Other net income". A summary of the treatment of these tariff fluctuations and their impact on the Company's results of operations is provided in Note 1.3.b) to the accompanying financial statements.

The year 2001 was strongly influenced by Argentina's economic crisis, which drove the Company's production decrease and the postponement of investments in different industry sectors, which resulted in a stagnation of consumption. Industrial and residential consumption decreased 5% and 1.5% respectively, as compared with the prior year. Additionally, a reduction in thermal electric energy occurred due to high hydroelectric generation levels.

In 2001, TGN transported and delivered to its customers 14.4 MMm3/d of gas, with record winter deliveries of 53.2 MMm3/d. Of total volumes, 23% was transported to Chile, Brazil and Uruguay.

TGN increased its firm transportation capacity by 0.22 MMm3/d in the *Norte* and *Centro Oeste* pipelines, directing new transportation capacity to the following customers:

- GasNEA S.A., gas distributor to the Northeastern Argentine region, through the Entrerriano pipeline;
- Siderar S.A., an affiliated company and a steel manufacturer located in San Nicolas, Province of Santa Fe, to improve its iron casting processes.

In addition, the distributor Metrogas S.A. increased its contracted firm transportation capacity in the Centro Oeste gas pipeline by 540 Mm3/d, with capacity derived from the resale of an outgoing loader.

The Company's gas transportation system's capacity has grown a total of 134 % since the 1992 privatization.

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Commercial perspectives for the future

Given the gravity of Argentina's current economic crisis, the Company's commercial strategy is largely dependent on how the industry is ultimately restructured

The Company is developing new projects to expand its firm transportation capacity to supply the electricity and industrial growth in the central area of Chile through the GasAndes gas pipeline, and to the Uruguayan coast for the Paysandú gas distributor, through the Entrerriano gas pipeline.

Brazil is a priority for TGN, where it is working to assist in achieving an increase in the consumption of natural gas in the south of the country. To this end, the Company actively participates in the development of the Transportadora Sulbrasileira de Gas ("TSB") project which links Uruguayana, a district already connected to the Argentine transportation system through the gas pipelines operated by Transportadora de Gas del Mercosur S.A. (TGM) and TGN, with Porto Alegre, enabling export of gas from Neuquén to that region.

Gas Pipeline Operation and Maintenance Service

The providing of third party gas pipeline operation and maintenance services generated revenues, net of turnover tax, of $ 5.5 million compared to $ 4.7 million for the previous year. Direct operating costs amounted to $ 2.2 million and $ 2.1 million, respectively.

The Company continued to expand its third party gas pipeline operation and maintenance business. As from January 30, 2002, TGN will operate and maintain 299 kilometers of the Gasoducto del Pacífico in Argentine territory for a five-year term, while the remaining 345 kilometers in Chilean territory will be operated and maintained by Comgas Andina S.A.

This new contract is added to those entered into in previous years with the Norandino, Entrerriano, Petrouruguay gas pipelines, the gas pipelines to Paso de los Libres owned by TGM, and the Paso de los Libres-Uruguayana gas pipeline owned by TSB.

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Operating costs***

The table below summarizes the Company's principal operating costs components for the last five years:

(In $ million)

	Fiscal years ended 12.31.									
	2001	*%*	*2000*	*%*	*1999*	*%*	*1998*	*%*	*1997*	*%*
Fixed assets depreciation	41.4	42.8	35.2	35.4	33.5	42.2	17.6	27.2	15.6	25.0
Personnel costs	16.2	16.7	18.0	18.1	14.7	18.6	13.4	20.7	12.5	20.1
Maintenance and repair of fixed assets	16.2	16.7	12.5	12.6	4.9	6.2	5.3	8.2	5.9	9.5
Fees for technical services	2.0	2.1	8.2	8.2	8.2	10.4	8.7	13.4	7.5	12.0
Sundry materials	4.4	4.6	5.9	5.9	4.7	5.9	5.7	8.8	5.6	9.0
Communication, freight and transportation of staff and travel and agency expenses	3.7	3.8	5.3	5.3	3.2	4.0	4.3	6.6	4.7	7.5
Excess gas use and basins exchange	0.2	0.2	1.7	1.7	1.4	1.8	1.2	1.9	2.0	3.2
Intangible assets amortization	2.5	2.6	2.6	2.6	0.8	1.0	0.1	0.2	0.2	0.3
Foreign staff residence	1.4	1.4	2.5	2.5	1.5	1.9	1.8	2.8	1.6	2.6
Easements	2.1	2.2	1.8	1.8	1.7	2.1	1.2	1.8	0.7	1.1
Insurance	2.4	2.5	1.8	1.8	0.7	0.9	1.4	2.2	1.4	2.3
Fees and compensation for services	1.9	2.0	1.7	1.7	1.4	1.8	1.5	2.3	1.6	2.6
Rentals and office supplies	1.3	1.3	1.6	1.6	0.5	0.6	1.2	1.9	0.8	1.3
Taxes, rates and contributions	0.5	0.5	0.4	0.4	0.6	0.8	0.4	0.6	0.5	0.8
Other operating costs	0.6	0.6	0.4	0.4	1.4	1.8	0.9	1.4	1.7	2.7
Total	***96.8***	***100.0***	***99.6***	***100.0***	***79.2***	***100.0***	***64.7***	***100.0***	***62.3***	***100.0***
% of operating costs on net revenues	***38.3%***		***39.4%***		***35.5%***		***31.9%***		***34.2%***	

Operating costs for the year ended December 31, 2001 were $ 96.8 million, which represented a decrease from 2000 of $ 2.8 million or 2.8 %. Operating costs represented 38.3% and 39.4% of net income from revenues, respectively.

In addition, operating costs directly associated with non-regulated activities in pipeline operations and maintenance were $ 2.2 million and $ 2.1 million for 2001 and 2000, respectively, which represents 2.3 % and 2.2 %, respectively, of the Company's total operating costs.

The main reasons for the fluctuation of operating costs are:

i. an increase of $ 6.2 million in *Fixed asset depreciation*, due to the addition of new depreciable fixed assets;

ii. an increase of $ 3.7 million in *Maintenance and repair of fixed assets,* which basically comprises: a) higher expenses due to new instruments for detection of corrosion in the gas pipelines or *scraper* for $ 3.6 million, b) increase in pipe and river crossing repair expenses for $ 1.0 million and c) higher cathodic protection expenses amounting to $ 0.2 million. These higher expenses were partially offset by a $ 0.5 million decrease due to the completion of projects for the removal of constructions and change of pipes in certain segments of less than one hundred continuous meters and a $ 0.6 million reduction due to the renegotiation of certain maintenance contracts with more favorable conditions for the Company;

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Operating costs (Contd.)***

iii. a $ 0.6 million increase in *Insurance* premiums for the assets forming the gas transportation system, exclusively attributable to the substantial increase in international insurance costs;

iv. a decrease of $ 6.2 million in *Fees for technical services* as a result of the implementation of a new Technical Assistance Contract which became effective on December 29, 2000, and which replaced the contract in force since the take-over. The current contract establishes a total annual operating fee of $ 2.0 million, which was fully accrued as of December 31, 2001. The previous contract established an annual fee of 7.0% calculated on the income before taxes and interest;

v. a decrease of $ 1.8 million in *Personnel costs* as a result of adjustments to the Company's personnel structure to levels compatible with the completion of the Company's investment program;

vi. a $ 1.6 million decrease in *Communication, freight and transportation of staff and travel and agency expenses,* the contractual terms and conditions of which improved, generating operating efficiencies;

vii. a decrease of $ 1.5 million in *Excess gas use and basins exchange,* as a result of the efficient operation of compressors, which enabled maintaining internal gas consumption within the limits authorized for the Company in the License;

viii. a decrease of $ 1.5 million in the cost of *Sundry Materials,* of which $ 1.0 million corresponded to the rescheduling of maintenance programs for 2002 and $ 0.5 million to inventory count differences determined in 2001; and

ix. a $ 1.1 million decrease in *Foreign staff residence*, resulting from fewer foreign personnel assigned by the technical operator.

- ***Administrative and selling expenses***

The following table summarizes the principal components of administrative and selling expenses for the last five years:

(In $ million)

	Fiscal years ended 12.31.									
	2001	***%***	***2000***	***%***	***1999***	***%***	***1998***	***%***	***1997***	***%***
Personnel costs	8.5	37.8	7.8	33.2	6.8	37.4	7.2	39.8	7.4	42.3
Fixed asset depreciation	4.6	20.4	3.9	16.6	3.7	20.3	3.7	20.4	3.2	18.3
Fees for professional services	1.7	7.6	3.6	15.3	1.8	9.9	1.8	10.0	1.4	8.0
Taxes, rates and contributions	2.7	12.0	1.9	8.1	2.5	13.7	2.3	12.7	2.5	14.3
Communications, freight and transportation of staff and travel, and agency expenses	0.8	3.6	1.6	6.8	1.2	6.6	1.0	5.5	1.2	6.9
Maintenance and repair of fixed assets	1.2	5.3	0.9	3.8	0.4	2.2	0.4	2.2	0.5	2.8
Rentals and office supplies	0.9	4.0	1.1	4.7	1.2	6.6	0.3	1.7	0.3	1.7
Intangible asset amortization	0.5	2.2	0.5	2.1	0.2	1.1	-	-	-	-
Doubtful accounts	0.3	1.3	-	-	-	-	-	-	-	-
Lawsuits and other expenses	1.1	4.9	2.0	8.5	0.2	1.1	1.2	6.6	0.8	4.6
Board of Directors and Syndics' fee	0.2	0.9	0.2	0.9	0.2	1.1	0.2	1.1	0.2	1.1
Total	***22.5***	***100.0***	***23.5***	***100.0***	***18.2***	***100.0***	***18.1***	***100.0***	***17.5***	***100.0***
% of Administrative and selling expenses on net revenues	***8.9%***		***9.3%***		***8.2%***		***8.9%***		***9.6%***	

I) *ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)*

- ***Administrative and selling expenses (Contd.)***

Administrative and selling expenses for 2001 totaled $ 22.5 million, as compared with the $ 23.5 million for the prior year.

The principal variations were the following:

i. a $ 0.8 million increase in *Taxes, rates and contributions* as a consequence of a higher verification and control rate payable to ENARGAS;

ii. an increase of $ 0.7 million in Fixed asset depreciation as a result of asset additions.

iii. a $ 0.7 million increase in *Personnel costs* of which $ 0.5 million are attributable to the reduction in employer contributions established in recent Government regulations;

iv. a $ 1.9 million decrease in *Fees for professional services* connected with technical and management studies contracted in 2000 and completed during 2001;

v. a $ 0.9 million decrease in *Lawsuits and other expenses* basically attributable to the fact that $ 0.2 million were computed in 2000 in respect of indemnities for claims and a reduction of $ 0.3 million in the reserve for lawsuits in 2001; and

vi. a $ 0.8 million decrease in *Communication, freight and transportation of staff and travel and agency expenses* as a result of better contractual terms and conditions generated by operating efficiencies.

- ***Other net expenses***

Other net expenses were $ 21.6 million in 2001, as compared with the $ 12.2 million in 2000.

The breakdown of this caption for the last five years is as follows:

(In $ million)

	Fiscal years ended 12.31.				
	2001	***2000***	***1999***	***1998***	***1997***
Fixed assets written off	*(6.5)*	*(9.5)*	*(3.5)*	*(0.3)*	*(1.4)*
Net income from sundry revenues	*(1.8)*	*1.0*	*1.3*	*0.6*	*0.7*
Recovery of contingencies	*3.1*	-	-	-	-
Reversal of PPI tariff adjustment -fiscal year 2000-	*(10.9)*	-	-	-	-
Personnel indemnities	*(1.0)*	*(2.2)*	*(0.7)*	*(1.0)*	*(0,7)*
Obsolescence of materials and spare parts	*(3.3)*	*(0.3)*	-	*(0.2)*	-
Others	*(1.2)*	*(1.2)*	*(4.2)*	*(1.1)*	*0.2*
Total	***(21.6)***	***(12.2)***	***(7.1)***	***(2.0)***	***(1.2)***

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Other net expenses (Contd.)***

The most significant activity during 2001 was as follows:

i. *Fixed asset written off* includes net income from revenues for $ 6.5 million during the year ended December 31, 2001 due to the recognition of charges such as: a) $ 0.8 million for the nonrecurring 2000 costs associated with preparation and repair of damaged pipes close to the crossing of Albigasta river, b) $ 2.8 million for the net carrying value of control systems at compressor plants, which were replaced due to their technical obsolescence, c) $ 1.9 million for changes included in cathodic protection maintenance and d) $ 0.6 million resulting from the physical count carried at year end;

ii. *recovery of contingencies* for $ 3.1 million corresponding to the collection of an insurance policy for the damaged pipeline mentioned above;

iii. *obsolescence of materials and spare parts* for $ 3.0 million, due to the accounting recognition of the cost of scrap and obsolete material in stock; and

iv. *reversal of the effect PPI of tariff adjustments - fiscal year 2000-*, reasons and effects of which are described in Note 1.3.b) to the accompanying financial statements.

- ***Financial and holding results***

The composition of *Financial and holding results* for the last five years are as follows:

(In $ million)

	Fiscal years ended 12.31.				
	2001	*2000*	*1999*	*1998*	*1997*
Interest on financial debt	(58.6)	(57.0)	(41.9)	(40.5)	(33.4)
Interest capitalized in fixed asset investments	0.8	4.3	3.3	8.8	7.2
Bank commissions and expenses	(2.3)	(2.2)	(0.1)	(0.5)	(0.1)
Reimbursement Agreement Fee	(1.0)	(1.1)	(1.2)	(1.0)	(1.1)
Expenses related to the Global Programs of Negotiable Corporate Bonds - amortization -	(1.9)	(2.8)	(1.2)	(1.2)	(0.9)
Tax on interest on financial and bank indebtedness	(2.6)	(6.5)	(5.8)	(0.5)	-
Tax on bank transactions	(1.2)	-	-	-	-
Result from transactions with derivatives	-	3.2	-	-	-
Foreign exchange difference	-	-	(0.1)	-	-
Other holding results	-	-	(0.1)	0.2	0.2
Subtotal	**(66.8)**	**(62.1)**	**(47.1)**	**(34.7)**	**(28.1)**
Bank interest, commissions and expenses generated by assets	0.9	0.7	(0.7)	(0.1)	0.6
Total	**(65.9)**	**(61.4)**	**(47.8)**	**(34.8)**	**(27.5)**

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Financial and holding results (Contd.)***

i. a decrease of $ 3.9 million in *tax on interest on financial and bank indebtedness* as a result of the gradual reduction in the tax rate from 15% to 6% in 2001;

ii. a $ 3.5 million decrease in *Interest capitalized in fixed asset investments*, due to the significant decrease in investments in works in progress during the current year ($ 28.5 million) as compared with the prior year ($ 137.1 million);

iii. a $ 3.2 million decrease in *Result from transactions with derivatives*, connected with a financial hedging transaction entered into by the Company in the prior year to cover the financial results generated by the receipt of US$ 175 million in July 2000 from *Convertibility Risk Insured Bonds* (Note 6);

iv. a $ 1.6 million increase in accrued *Interest on financial debt*, associated with new obligations undertaken by the Company at the end of the prior year, to be used in the redemption of securities under the Series VI Medium Term Global Negotiable Obligation Program for US$ 40 million and the advance settlement of obligations matured in 2001, and

v. an increase of $ 1.2 million in *Tax on bank transactions* as a result of the application of Law 25413 since April 2001.

Stamp tax – Provinces of Neuquén and Salta

On March 22, 2001 the Company was notified of a resolution of the Tax Bureau of the Province of Neuquén to resolve a dispute that began in November 1998 related to the applicability of stamp tax on transportation contracts entered after Take Over. The tax authorities estimated the stamp tax at $ 143.5 million, including principal, interest and fines calculated through February 2001. The Provincial Tax Bureau, besides, decided to recalculate the stamp tax debt claimed on the Minute of TGN's Shareholders' Meeting held on December 28, 1992, which totaled $ 1.9 million.

On April 3, 2001, TGN was notified of another resolution issued by the same Bureau of Neuquen regarding the re-assessment of a debt for stamp duty on firm transportation contracts entered into before Take Over, totaling $ 73.3 million.

Regarding the tax claims from Neuquén and Salta mentioned in Note 9, points 1, 2 and 3 to the accompanying financial statements, TGN filed two declaratory certainty actions, one of them against the Province of Neuquén on April 16, 2001 and another against the Province of Salta on May 15, 2001, both of them under the jurisdiction of the Supreme Court of the Nation. The purpose of these actions is to request that the Court declares that the stamp duty assessed by the Tax Bureau of Neuquén and Salta is illegal. TGN requested and obtained preliminary injunctions, which prevent Neuquén and Salta from continuing with their actions against TGN for the collection of the amounts claimed. (Note 9.4.).

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Capital investments***

Since commencement of activities, the Company has made capital investments amounting to $ 1,024.0 million, $ 958.8 million of which were attributable to the Investment Plan, as follows:

(In $ million)

Type of investment	Up to 12.31.2000	Year 2001	Total investments 1992-2001
Obligatory investments	90.2	-	90.2
System extensions	676.0	8.2	684.2
K factor investments approved by ENARGAS	32.8	-	32.8
Extension and improvements to the transportation network	131.3	20.3	151.6
Investments in transportation system	**930.3**	**28.5**	**958.8**
Other fixed assets, materials and spare parts	56.8	8.4	65.2
Total capital investments up to December 31, 2001	**987.1**	**36.9**	**1,024.0**

- ***Distribution of profits***

On March 29, 2001, the Ordinary Meeting of Shareholders resolved to apply the profit for the year ended December 31, 2000, as indicated below:

i) 5%, i.e., $ 1,971,067, to the legal reserve;
ii) 0.25%, i.e. $ 98,553, to the payment of personnel participation bonds;
iii) $ 16,000,000 to the voluntary reserve for future dividends;
iv) the balance of $ 21,351,718 to unappropriated retained earnings.

At this deal, the shareholders Meeting continued to delegate on the Board the power to resolve, when deemed advisable by it to the Company's interest, the declaration and payment of dividends, releasing the voluntary reserve for future dividends.

In exercising the above-mentioned powers, the Board of Directors' meeting held on December 21, 2000 decided to place a cash dividend at the disposal of the shareholders amounting to $ 9.0 million, which was paid on July 3, 2001.

Pursuant to a Board resolution dated September 24, 2001, the Company put at the disposal of the shareholders another dividend for $ 9.0 million, which was paid in cash on October 2, 2001, in proportion to their respective holdings.

II) COMPARATIVE SUMMARY BALANCE SHEET FOR YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

(In thousands of pesos)

	Fiscal years ended 12.31.				
	2001	2000	1999	1998	1997
Current assets	64,685	49,440	59,246	42,469	29,297
Non-current assets	1,225,211	1,253,442	1,154,313	1,058,704	897,223
Total	**1,289,896**	**1,302,882**	**1,213,559**	**1,101,173**	**926,520**
Current liabilities	176,498	166,148	195,174	79,987	43,890
Non-current liabilities	472,928	514,345	406,298	456,635	377,761
Subtotal	649,426	680,493	601,472	536,622	421,651
Shareholders' equity	640,470	622,389	612,087	564,551	504,869
Total	**1,289,896**	**1,302,882**	**1,213,559**	**1,101,173**	**926,520**

SUMMARY OF ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

III) COMPARATIVE SUMMARY INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

(In thousands of pesos)

	Fiscal years ended 12.31.				
	2001	2000	1999	1998	1997
Operating income	133,658	129,734	125,355	119,904	102,284
Financial and holding results	(65,913)	(61,415)	(47,793)	(34,789)	(27,427)
Income from investment in subsidiaries	152	115	60	-	-
Other net expenses	(21,602)	(12,213)	(7,057)	(2,002)	(1,221)
Net income before income tax	46,295	56,221	70,565	83,113	73,636
Income tax	(19,115)	(16,800)	(22,880)	(23,300)	(21,330)
Net income	**27,180**	**39,421**	**47,685**	**59,813**	**52,306**

IV) COMPARATIVE STATISTICAL DATA FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

Volume dispatched in millions of cubic meters:

According to means of transport

	Fiscal years ended 12.31.				
	2001	2000	1999	1998	1997
Firm	13,997	13,470	12,632	11,674	10,008
Interruptible and exchange and displacement	429	586	645	462	225
Total	14,426	14,056	13,277	12,136	10,233

Volume dispatched in millions of cubic meters:

According to source

	Fiscal years ended 12.31.				
	2001	2000	1999	1998	1997
Norte Gas pipeline	6,286	5,664	5,359	5,568	5,286
Centro-Oeste Gas pipeline	8,140	8,392	7,918	6,568	4,947
Total	14,426	14,056	13,277	12,136	10,233

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

V) COMPARATIVE RATIOS AT DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

	Fiscal years ended 12.31.				
	2001	***2000***	***1999***	***1998***	***1997***
Current liquidity	*0.37*	*0.30*	*0.31*	*0.53*	*0.67*
Liabilities/Equity	*1.01*	*1.09*	*0.98*	*0.95*	*0.84*
Net income before income tax	*0.08*	*0.10*	*0.13*	*0.16*	*0.16*

Buenos Aires, March 5, 2002

THE BOARD

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

PRICEWATERHOUSECOOPERS

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the President and Directors of
Transportadora de Gas del Norte S.A.
Don Bosco 3672 - Piso 3°
Buenos Aires

1. Identification of the financial statements subject to examination

We have audited the balance sheets of Transportadora de Gas del Norte S.A. as of December 31, 2001 and 2000 and the related statements of income, of changes in shareholders' equity and of cash flows for the years then ended, with Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I.

These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

2. Scope of our work

Our examinations were made in accordance with current auditing standards approved by the Professional Council in Economic Sciences of Buenos Aires, Argentina. Those standards require that we plan and perform the audit on the basis of selective tests, to be able to issue an opinion on the reasonableness of the significant information included in the financial statements taken as a whole.

3. Comments prior to our opinion

a) Pronouncement No. 1/02 issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and General Resolution No. 392/02 of the National Securities Commission (Comisión Nacional de Valores) establish that assets and liabilities in foreign currency as of December 31, 2001 are to be valued at the rate of exchange prevailing on the last date on which there were transactions in foreign currency in Argentina prior to the end of the financial year. For the dollar, the rate of exchange applied was $ 1 = US$ 1. As mentioned in Note 2.3., the Company has estimated the effect of the economic measures on all assets and liabilities in foreign currency as of December 31, 2001. As at the date of issuance of these financial statements, there is uncertainty as to the rate of exchange for collecting and/or settling assets and liabilities in foreign currency, as applicable, and the estimates made by the Company could vary once the applicable regulations for each type of transaction are known.

Price Waterhouse & Co.
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires - Argentina
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9
www.pwcglobal.com

Deloitte & Co. S.R.L.
Florida 234, Piso 5º
C1005AAF Ciudad de Buenos Aires - Argentina
Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

As of December 31, 2001 the Company had financial loans with foreign creditors for a total of US$ 530,897,463 (US$ 59,172,907 allocated as current and US$ 471,724,556 as non-current) so if the prevailing economic and financial regulations or any modification to them continue to affect the Company's financial situation, its ability to comply with its commitments could be impaired.

As mentioned in Note 1., the changes in future cash flows arising from the modifications in the economic context and the legal and contractual conditions in which the Company operates have generated a significant adverse effect on the Company's financial and economic situation as well as on its results of operations. Additionally, given that the Law of Public Emergency and Exchange System Reform authorizes the Executive Branch to renegotiate tariffs, at the date of issuance of this report the results of these renegotiations are unknown and there is uncertainty as to whether the future cash flow will allow both a repayment of liabilities and recovery of the value of non-current assets and to ensure the continuity of the Company. Furthermore, changes in the prevailing regulations and laws might mean that the actual future results differ from the evaluations and estimates made at the date of preparing these financial statements. These differences, either positive or negative, could be significant. Therefore, the Company's financial statements may not include all the effects and changes that could result from this situation, so the Company's financial statements should be considered in the light of these uncertain circumstances.

b) As mentioned in Note 1.2., the modifications in the economic context and the legal and contractual conditions have led the Company to postpone the payment of certain financial obligations and have given rise to non-compliance with certain debt covenants that the Company was required to maintain. As long as a waiver is not obtained relative to such events of noncompliance with these covenants and with the postponement of the payments mentioned above, this situation could result in converting non-current financial debt into amounts payable on demand should creditors choose to accelerate related maturities. In such case, these financial liabilities would have to be reclassified as current in the Company's balance sheet.

4. Opinion

In our opinion and subject to the effects on the financial statements that could arise from the uncertainties described in paragraph 3., the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of Transportadora de Gas del Norte S.A. as of December 31, 2001 and 2000, the results of its operations, the changes in its shareholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina.

5. Special information required by current regulations (for the financial year ended December 31, 2001)

a) The amounts in the financial statements arise from the Company's official accounting records which, in our opinion, have been carried in conformity with applicable regulations.

b) The financial statements are recorded on the Inventory and Balance Sheet book.

c) The financial statements mentioned in paragraph 1. are disclosed in conformity with Law No. 19550 and General Resolution No. 368/01 of the National Securities Commission.

d) As part of our examination, we have reviewed the Summary of Activity required by General Resolution No. 368/01 and the additional information to the notes to the financial statements prepared by the Board of Directors, as required by the National Securities Commission and the Buenos Aires Stock Exchange, on which, as regards those matters that fall within our competence, we have no comments to make.

e) As of December 31, 2001 the debt for pension contributions accrued in favor of the Integrated Pension and Survivors' Benefit System according to the accounting records amounted to $ 666,614.12 , none of which was claimable at that date.

The translation of the financial statements into English has been made solely for the convenience of English-speaking readers.

Buenos Aires, March 5, 2002.

DELOITTE & Co. S.R.L.
(Partner)
Miguel García Haymes

PRICE WATERHOUSE & CO.
(Partner)
Rubén O. Vega

TRANSPORTADORA DE GAS DEL NORTE S.A.

BALANCE SHEETS as of December 31, 2001 and 2000 (Note 2)

	2001	2000
	$	
ASSETS		
CURRENT ASSETS		
Cash and banks	23,961,975	2,571,291
Investments (Exhibit D)	19,409	-
Accounts receivable - trade (Note 3.a)i))	31,503,147	38,299,941
Other receivables (Note 3.b)i))	4,278,827	4,085,807
Intangible assets (Exhibit B)	4,921,533	4,482,970
Total current assets	64,684,891	49,440,009
NON-CURRENT ASSETS		
Investments (Note 5 and Exhibits C and D)	2,326,791	176,445
Accounts receivable-trade (Note 3.a)ii))	-	3,210,115
Other receivables (Note 3.b)ii))	5,943,075	705,293
Intangible assets (Exhibit B)	14,849,845	20,031,990
Fixed assets (Exhibit A)	1,196,940,877	1,224,185,993
Other assets - Gas in pipelines -	5,150,994	5,132,212
Total non-current assets	1,225,211,582	1,253,442,048
Total assets	**1,289,896,473**	**1,302,882,057**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 3.c))	15,736,300	23,831,184
Financial debt (Note 6.i))	131,549,250	116,361,087
Social security	3,538,949	3,732,360
Taxes (Note 3.d))	12,568,646	2,736,039
Customers' advances	2,750,000	225,704
Other liabilities (Note 3.e)i))	7,554,435	16,853,534
Reserves (Note 9 and Exhibit E)	2,800,879	2,408,024
Total current liabilities	176,498,459	166,147,932
NON-CURRENT LIABILITIES		
Financial debt (Note 6.ii))	471,724,556	512,285,501
Customers' advances	329,158	-
Other liabilities (Note 3.e)ii))	874,540	2,059,930
Total non-current liabilities	472,928,254	514,345,431
Total liabilities	**649,426,713**	**680,493,363**
SHAREHOLDERS' EQUITY (as per respective statement)	**640,469,760**	**622,388,694**
Total	**1,289,896,473**	**1,302,882,057**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF INCOME for the years ended December 31, 2001 and 2000 (Note 2)

	2001	2000
	$	
Net revenues (Note 3.f))	252,980,996	252,776,849
Operating costs (Exhibit H)	(96,828,779)	(99,559,420)
Gross profit	**156,152,217**	**153,217,429**
Selling expenses (Exhibit H)	(4,732,951)	(3,593,154)
Administrative expenses (Exhibit H)	(17,761,780)	(19,889,285)
Operating income	**133,657,486**	**129,734,990**
Income from investment in subsidiaries	152,346	114,958
Other net expenses (Note 3.g))	(21,601,719)	(12,213,545)
Financial and holding results:		
Generated by assets (Note 3.h) – Exhibit H)	918,318	731,108
Generated by liabilities (Note 3.h) - Exhibit H)	(66,831,812)	(62,146,173)
Net income before income tax	**46,294,619**	**56,221,338**
Income tax	(19,115,000)	(16,800,000)
Net income	**27,179,619**	**39,421,338**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended December 31, 2001 and 2000 (Note 2)

Caption	Shareholders' contributions			Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Total shareholders' equity 12.31.01	Total Shareholders' equity 12.31.00
	Capital stock	Adjustment to capital	Total					
					$			
Balances at the beginning of the year	351,499,185	38,762,898	390,262,083	17,697,523	50,153,448	164,275,640	622,388,694	612,086,568
Approved by the Shareholder's Ordinary and Extraordinary Meeting held on April 11, 2000:								
Personnel participation bonds	-	-	-	-	-	-	-	(119,212)
Approved by the Board of Directors' Meeting held on August 3, 2000:								
Cash dividend distribution	-	-	-	-	-	-	-	(20,000,000)
Approved by the Board of Directors' Meeting held on December 21, 2000:								
Cash dividend distribution	-	-	-	-	-	-	-	(9,000,000)
Approved by the Shareholder's Ordinary Meeting held on March 29, 2001:								
Legal reserve	-	-	-	1,971,067	-	(1,971,067)	-	-
Personnel participation bonds	-	-	-	-	-	(98,553)	(98,553)	-
Voluntary reserve for future dividends	-	-	-	-	16,000,000	(16,000,000)	-	-
Approved by the Board of Directors' Meeting held on September 24, 2001:								
Cash dividend distribution	-	-	-	-	(9,000,000)	-	(9,000,000)	-
Net income	-	-	-	-	-	27,179,619	27,179,619	39,421,338
Balances as of December 31, 2001	**351,499,185**	**38,762,898**	**390,262,083**	**19,668,590**	**57,153,448**	**173,385,639**	**640,469,760**	**-**
Balances as of December 31, 2000	**351,499,185**	**38,762,898**	**390,262,083**	**17,697,523**	**50,153,448**	**164,275,640**	**-**	**622,388,694**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of this statement.

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the years ended December 31, 2001 and 2000 (Note 2)

	2001	2000
	$	
CAUSES OF CHANGES IN FUNDS		
Changes in funds from operating activities		
Net income	27,179,619	39,421,338
Add: Items not requiring funds		
Fixed asset depreciation	46,074,448	39,093,538
Intangible asset amortization	2,995,557	3,136,839
Residual value of fixed assets written off	9,555,081	16,930,451
Residual value of intangible assets written off	-	1,527,553
Consumption of spare parts	8,481,179	6,190,713
Settlement reserves	710,685	732,187
Less: Items not providing funds		
Income from investment in subsidiaries	(152,346)	(114,958)
PPI tariff adjustment	-	(10,753,293)
Sub-total	94,844,223	96,164,368
Changes in assets and liabilities:		
Decrease (Increase) in accounts receivable-trade	9,900,662	(4,802,918)
(Increase) Decrease in other receivables	(5,630,161)	4,263,675
Increase in intangible assets	-	(1,248,125)
Increase in long-term investments	-	(24)
Increase in other assets	(18,782)	(127,798)
Decrease in accounts payable	(8,094,884)	(22,010,307)
(Decrease) Increase in social security	(193,411)	985,728
Increase (Decrease) in taxes	9,832,607	(8,373,669)
Increase (Decrease) in customers' advances	2,853,454	(1,772,583)
(Decrease) Increase in other liabilities	(10,484,489)	10,902,161
Decrease in settlement reserves	(12,224)	-
Funds provided by operating activities	**92,996,995**	**73,980,508**
Changes in funds from investment activities		
Acquisition of fixed assets	(36,865,592)	(154,631,404)
Increase in intangible assets	-	(1,067,370)
Funds used in investment activities	**(36,865,592)**	**(155,698,774)**
Carried forward	56,131,403	(81,718,266)

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the years ended December 31, 2001 and 2000 (Note 2) (Contd.)

	2001	2000
	$	
CAUSES OF CHANGES IN FUNDS (Contd.)		
Brought forward	56,131,403	(81,718,266)
Changes in funds from financing activities		
New short - term financial debt	618,860,290	485,526,071
New long - term financial debt	10,000,000	385,000,000
Payment of short - term financial debt	(587,197,000)	(498,550,000)
Payment of long - term financial debt	(68,121,258)	(279,677,680)
Financial results:		
Accrued interest (including 2001: US$ 1,925,977 and 2000: US$ 2,790,827 from Intangible asset amortization – Exhibit B)	60,380,984	59,627,992
Interest paid	(57,569,821)	(50,578,129)
Accrued commissions and expenses	2,353,377	2,262,055
Commissions and expenses paid	(2,153,377)	(2,262,055)
Increase in long-term investments	(1,998,000)	-
Increase in intangible assets	(177,952)	(9,172,948)
Cash dividends distribution	(9,000,000)	(20,000,000)
Dividends to distribute	-	(9,000,000)
Payment of personnel participation bond	(98,553)	(119,212)
Funds (used in) provided by financing activities	**(34,721,310)**	**63,056,094**
Increase (Decrease) in funds	**21,410,093**	**(18,662,172)**
Funds at the beginning of the year	**2,571,291**	**21,233,463**
Funds at the end of the year	**23,981,384**	**2,571,291**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK

1.1. Formation of the Company

Transportadora de Gas del Norte S.A. (the "Company" or "TGN") was incorporated on November 24, 1992 in connection with the privatization of gas transportation and distribution services in Argentina and creation of the companies, which ultimately received the licenses to operate those services.

TGN is the owner of a license (the "License") for the rendering of natural gas transportation services, whereby it is assigned the exclusive right to own and operate gas pipelines in the Northern and Central-Western regions of Argentina.

The Company's gas pipeline system is directly connected to the two principal gas producing basins in the Northern and Central-Western regions in Argentina, to the Northwestern and Neuquina basins and indirectly to gas fields located in Bolivia.

The transfer of assets from Gas del Estado Sociedad del Estado ("GdE") to TGN and commencement of operations took place on December 28, 1992, based on an agreement for the transfer of shares (the "Transfer Agreement") between the National Government, GdE and the investment company Gasinvest S.A. ("Gasinvest").

1.2. Argentine economic situation and its impact on the Company's economic and financial position

- Context

Argentina is experiencing very difficult economic conditions. The prevailing indicators during 2001 were a significant public debt burden, high interest rates, decrease in savings, country risk levels far above normal and a three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted emergency legislation (Law N° 25561, Ley de emergencia pública y reforma del régimen cambiario) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility law in force since March 1991.

On January 10, 2002, the Argentine Central Bank issued various exchange system measures, which established a new exchange system by creating an official and a free exchange rate system. Export and import activities and certain financial activities that had initially been subject to rescheduling to extend the original due dates were to be transacted at the official exchange rate. Other international transactions relating to remittance or collection of foreign currency would be carried out at the free market rate. The initial exchange rate set for the official market was $ 1.40 per US$ 1. On January 11, 2002 when the exchange market was opened, after an exchange holiday of several weeks, Banco de la Nación Argentina published the first quotation for the free market at $ 1.6 per US$ 1 (selling rate) and $ 1.4 per US$ 1 (buying rate).

On February 3, 2002, the Government announced new economic measures, which are in the process of being implemented and, therefore, have not been fully regulated at the date of these financial statements. The related decree, which amended certain aspects of the previous emergency legislation, must be supplemented with other regulations to be issued by

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Cont.)

- Context (Cont.)

the various control agencies, some of which are presently pending.

On February 8, 2002 the Government established a single free exchange market system as from February 11, 2002, through which the fixed exchange rate of $ 1,40 per U$S 1 was discontinued. Prospectively all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be issued by the Argentine Central Bank (as of March 5, 2002 the exchange rate was US$ 1 = $ 2.15). Notwithstanding the free flotation of the peso mentioned above, at present certain transfers abroad of a financial nature require the prior approval of the Central Bank.

In addition, as regards financial debts in foreign currency, debts denominated in US dollars or other foreign currencies with local financial institutions have been converted to pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 an adjustment called index, "*Coeficiente de Estabilización de Referencia*" (CER), determined based on the Consumer Price Index and a 7% annual interest rate will be applied.

Additionally, the obligation to pay sums denominated in foreign currency that are not related to the financial system, whatever their origin or nature, existing at the time of the enactment of the emergency legislation have been converted to pesos at the exchange rate of $ 1 to US$ 1. If application of this provision were to lead to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties can request a fair readjustment of the price.

- Impact on Transportadora de Gas del Norte S.A.

As regards the Company's tariff setting system and regardless of the provisions pricing stablished in the original contract, as indicated in Note 1.3., the emergency legislation established that tariffs would be converted into pesos at the exchange rate of $1 = US$ 1, that tariffs will remain stable at their peso level in force as of that date and that the half-yearly adjustment system based on the Producer Price Index (PPI) would be repealed. In addition, the emergency legislation authorizes the National Executive Branch to renegotiate public works and service contracts taking into consideration (i) the impact of tariffs on the competitiveness of the economy and income distribution, (ii) service quality and investment plans established in the contracts, (iii) users' interest and access to service, (iv) system security, and (v) profitability of utility companies. In this regard, the National Executive Branch delegated to the Ministry of Economy the responsibility for renegotiating the contracts. Contractual re-negotiation proposals must be filed with the National Executive Branch within 120 days from February 15, 2002.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Cont.)

- Impact on Transportadora de Gas del Norte S.A. (Cont.)

Additionally, the Decree also establishes that the Monitoring Committee formed by Member of Congress and Senators must be regularly advised as to the status of re-negotiations and ultimately issues its opinion on agreements reached.

The very difficult economic environment and the inherent uncertainty involved in contract re-negotiations result in uncertainty regarding the predictability of future cash flows which would enable the Company to repay its liabilities, recover non-current assets and maintain itself as a going concern.

In particular, the devaluation of the peso and the freezing of tariffs at pre-devaluation peso prices has negatively and materially altered the Company's future cash flows, because notwithstanding the fact that a portion of disbursements are made in pesos, almost all of the Company's financial debt has been taken in US dollars abroad. As a result, the Company is not able to convert such debt to pesos at a favorable exchange rate. This situation generates a material adverse effect on both the Company's financial condition and its results of operations.

- Immediate consequences for TGN

As a consequence of the financial imbalance resulting from the circumstances mentioned above, the Company's Board has defined certain basic objectives, including: (i) maintaining the reliable and safe natural gas transportation service; (ii) preserving the Company as a going concern, and (iii) ensuring equal treatment to all the Company's financial creditors.

In line with these objectives, subsequent to year-end and up to the date of issuance of these financial statements, the Company had to postpone the payment of certain financial obligations totaling US$ 20 million, which was immediately communicated to the National Securities Commission (CNV). Additionally, the Company contacted the creditors of these obligations to agree on a waiting time to avoid executing the acceleration clauses of related debt agreements and enable the Company to initiate negotiations with the Government aimed at restoring its cash flow and, therefore, permit compliance with its financial liabilities.

In addition, the subsequent events described above result in noncompliance with certain minimum financial ratios, as required by debt covenants. If the Company does not obtain waivers for noncompliance with these covenants, its financial debts may become due and payable at the request of its creditors. However, the Company has classified these loans as current and non-current liabilities depending on their original due dates, based on management's assessment of the outcome of the negotiations with its creditors.

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Cont.)

- Immediate consequences for TGN (Cont.)

In considering the Company's financial challenges as of December 31, 2001, consideration should be given to the following factors:

- the total financial debt of the Company was $ 603,273,806 including loans by foreign financial institutions for US$ 551,753,020. In 2002, the Company has debt maturities of $ 131,549,250, of which US$ 80,028,464 are for loans granted by foreign financial institutions;
- if the adverse economic conditions presently affecting the Company's financial condition do not improve significantly, its ability to comply with its financial obligations will likely deteriorate. The Company is analyzing its debt structure and expects to restore its economic equation to bring it in line with the profile of its financial debt. Notwithstanding the fact that the Company's management considers that there are feasible alternatives, it is not possible to ensure that the Company will succeed in implementing them.

The impact generated by all these measures adopted to date by the Government on the financial condition of the Company at December 31, 2001 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements, assuming that the necessary agreements will be arrived at with the financial creditors in order to avoid acceleration of the debt.

Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the financial statements of the Company may not report all the adjustments, which might arise from present adverse conditions. Additionally, it is not presently possible to predict the future development of the Argentine economy or its consequences on the economic and financial position of the Company, or on the outcome of the tariff negotiation with the Government. Therefore the decision that must be taken based on these financial statements should consider the effect of these measures and their future progress, and they should be analyzed under highly uncertain conditions.

1.3. Regulatory framework

a) General matters

The Gas Act and its regulations, together with the License, the Transfer Agreement, the Bid Document for the privatization of GdE (the "Pliego"), and the resolutions issued by ENARGAS, establish the legal framework for the Company's business.

The License was granted for an initial period of thirty-five years. However, both the Gas Act and the License establish that the Company will be able to apply to ENARGAS for a renewal for a further ten-year period. At that time, ENARGAS is required to evaluate the performance of TGN and submit a recommendation to the Government.

The Gas Act establishes that a tender should be called for the award of a new License and the Company will have the option of matching the best offer made to the Government by a third party.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

a) General matters (Cont.)

After the License expires, the Company will be required to transfer the essential assets, free of all debt, charges or embargoes, to the Government or to whoever it may indicate, and the Company shall have the right to collection of an amount equal to the lower of:

i) the book value of the essential assets calculated on the basis of the price paid by Gasinvest S.A. for the shares of the Company plus the historical cost of the investments it has made, calculated in U.S. dollars adjusted by the U.S. producer price index (the "U.S. PPI"), in both cases net of accumulated depreciation; or

ii) the net result of the new tender, net of related costs and taxes paid.

b) Tariffs

- Contractual framework

The tariffs corresponding to the natural gas transportation service were established in the License and are regulated by ENARGAS.

The Gas Law establishes that the tariffs must cover reasonable operating costs, taxes and depreciation charges, while providing profit margins similar to those obtained from other activities subject to comparable or similar risks, being in proportion to the level of efficiency in the providing of the services.

The initial tariffs were established by the National Government at the time of the privatization of GdE for a five-year term ended on December 31, 1997, subject to the following adjustments until expiration of the License:

i) half-yearly adjustments derived from the changes in the US PPI; (see Note 10 to these financial statements).

ii) adjustments derived from the five-yearly tariff review to be performed by ENARGAS affecting, as far as possible, the "X" efficiency and "K" investments factors, where "X" reduces the tariff as a counterpart of efficiency increases and "K" increases it to encourage unprofitable investments;

iii) non-recurring adjustments to reflect variations in the costs resulting from changes to tax regulations (except in the case of changes in income tax); and

iv) unscheduled adjustments as a result of other objective and justifiable causes at the discretion of ENARGAS.

During the course of the first five-year tariff review carried out in 1997, ENARGAS fixed the "X" value for TGN at 5.2%, which was fully applied for the 1998-2002 five-year term in the first half of 1998. In addition, ENARGAS authorized "K" factors based on investment projects proposed by TGN for a total of US$ 38.1 million for that five-year term, of which $ 32.8 million have been approved by ENARGAS.

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

In December 2000 ENARGAS began the second five-yearly review of tariffs to be applied in the period 2003-2007, which should be concluded before June 30, 2002.

As stated in the first paragraph of Note 1.2 under the heading "Impact on TGN", the Company's tariffs have been converted into pesos at the rate of $1 =US$ 1 and tariff renegotiations as established by Government Decree293/02 are pending.

- Deferral of adjustments

On January 17, 2000, ENARGAS Resolution No. 1471 established the deferral for the second half of 2000 of the application of the tariff adjustment according to the PPI which was to be considered as from January 1, 2000.

On July 17, 2000, TGN and the remaining licensees for natural gas network transportation and distribution signed an Agreement Minute with the National Secretary of Energy -acting on behalf of the Ministry of Economy- and ENARGAS, whereby: *(i)* the tariff adjustment according to the PPI that should have been applied on January 1, 2000 would take effect on July 1, 2000; *(ii)* the adjustment according to the PPI deferred during the first half of 2000 would be recovered from July 1, 2000 through June 30, 2001; *(iii)* the application of the tariff adjustments according to the PPI falling between +6% and -4% on billing would be exceptionally deferred between July 1, 2000 and June 30, 2002; *(iv)* the adjustments thus deferred would be appropriated to a Stabilization Fund, the final balance at June 30, 2002 restated at an annual 8.2% rate being recoverable from tariffs within a term of two years; and *(v)* the amounts thus deferred would be guaranteed and legally protected by the Regulatory Framework, and would not be reduced or otherwise affected. This agreement was subsequently ratified by Decree No. 669/00 of the National Government dated August 4, 2000 and implemented through ENARGAS resolutions as of the same date that approved the tariffs for the second half of 2000.

On August 18, 2000, a federal court on contentious and administrative matters established the precautionary suspension of Decree No. 669/00 at the request of the Ombudsman within the framework of an ordinary claim filed by that official against the National Executive Branch and the ENARGAS, sustaining that the provisions of the Regulatory Framework that contemplate the adjustment of tariffs according to the PPI are unconstitutional and null and void. The appeals filed against the precautionary measure by TGN, other licensees and the National Government were brought on December 26, 2000 before Room V of the National Court of Appeals on Contentious and Administrative Matters. On October 5, 2001 the Court dismissed the appeals and decided to maintain the precautionary measure in the first instance. TGN (as well as the National Government and other licensees) appealed that ruling by filing an extraordinary appeal.

In the meantime, on August 30, 2000 ENARGAS issued note ENRG/GAL/GDyE/P No. 3480 which established that the transportation tariff would be rolled back to the level approved for May 2000. This resolution, as well as others issued subsequently which are in effect for half-yearly periods (Note ENRG/GDyE/GAL/P No. 0077, Resolution ENRG No. 2055 and Resolution ENRG 2343), were appealed by TGN before the Ministry of Infrastructure and Housing.

Based on the provisions of the Agreement Minute signed on July 17, 2000, subsequently

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

- *Deferral of adjustments (Contd.)*

ratified by Decree 669/00, during the nine-months ended September 30, 2001 TGN accrued deferred tariff adjustments in *"Net revenues"* for $ 19.1 million and *"Financial and holding results - generated by assets"* for $ 1.3 million which, net of their tax effects, generated net income for $ 13.0 million. For the year ended December 31, 2000, comparable amounts were $ 10.7 million and $ 0.4 million, respectively, which net of their tax effects, generated net income for $ 7 million.

Since more than one year after its granting, and in spite of its confirmation in two court rulings, the use of emergency legislation and the validity of the preliminary injunction is still being considered by the courts, the Company considers that collection of the amount corresponding to tariff variations not applied through a tariff adjustment is currently improbable. Therefore, TGN has decided to adopt a conservative criterion, without conceding a waiver to its right to collect the amounts accrued in fiscal year 2000 and for the nine-months ended September 30, 2001, as mentioned above, as well as those accrued in the last quarter of 2001, amounting to $ 6.7 million, consisting of:

- Reversing the effect of income recorded during the year 2000, with a charge to "Other net income " and "Income tax".
- Reversing the effect recorded during the nine-month period ended September 30, 2001.
- Initiating an action to recover the $ 4.3 million in respect of related VAT paid.

c) Restricted assets

A substantial portion of the assets transferred by GdE, mainly included in the captions Gas pipelines, High pressure branch lines, Compressor plants and High pressure regulation and/or measurement stations (Exhibit A), has been defined as essential for the performance of licensed service. Therefore, the Company is committed to repairing and maintaining these assets together with any future improvements and extensions in accordance with certain standards defined in the License. The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets for purposes other than providing licensed service, without the prior authorization of ENARGAS.

1.4. Technical Assistance Contract

On July 6, 2000 the Company entered into a new Technical Assistance Contract which became effective on December 29, 2000 (upon maturity of the original contract in effect since Take-Over). The new contract was signed with TotalFinaElf Gas Transmission Argentina S.A. and with Tecgas N.V. under the same terms and conditions of the initial contract, except that: (i) the effective term will be two years (not renewable) and (ii) the Technical Assistance Fees will amount to US$ 2.0 million annually payable in quarterly installments. The new contract was approved by the Board of Directors of ENARGAS.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA

The financial statements have been prepared by applying the valuation and disclosure criteria established by General Resolution No. 368/01 and its modifications and General Resolution No. 392/02 of the National Securities Commission (Comisión Nacional de Valores) and Pronouncement No. 1/02 issued by the Administrative Body of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. These latter establish that assets and liabilities in foreign currency as of December 31, 2001 are valued at the rate of exchange prevailing on the last date on which there were transactions in foreign currency in Argentina prior to the end of the year. For the dollar, the rate of exchange applied was $ 1 = US$ 1 (Note. 2.3.)

On March 31, 2000, ENARGAS issued Pronouncement No. 1660 whereby the licensees are required to restate their statutory financial statements retroactively through January 1st, 2000 in accordance with certain accounting valuation and disclosure criteria. Together with most other licensees, TGN requested that ENARGAS reconsider certain provisions of Pronouncement No. 1660. On September 18, 2000, ENARGAS issued Pronouncement No. 1903 extending the definitions and guidelines established by Resolution No. 1660, for a better interpretation and application of the regulation.

These financial statements have been prepared by applying valuation and disclosure criteria established by the previously mentioned ENARGAS pronouncements, except for the treatment of balances at the beginning of the year ended December 31, 2000 corresponding to the intangible assets mentioned in the first paragraph of point c) of Note 2.2., which are amortized as described in that paragraph.

2.1. Recognition of the effects of inflation

The accompanying financial statements have been prepared in constant monetary units reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with the provisions of General Resolution No. 272/95 of the CNV, restatement of the financial statements has been discontinued.

2.2. Principal valuation criteria

a) Items denominated in Argentine currency

Cash and banks, investments, receivables, liabilities and reserves

As of December 31, 2001 assets and liabilities were valued according to the first paragraph of this Note and Note 1.2. As of December 31, 2000 they were valued at the rate of exchange in force that date. In both cases accrued interest has been added, if applicable, up to the closing date of each year.

b) Items denominated in foreign currency

Cash and banks, investments, receivables, liabilities and customers' advances

As of December 31, 2001 have been valued according to the first paragraph of this Note and Note 1.2. As of December 31, 2000 have been valued in local currency at appropriate exchange rates through the end of that year. In both, plus interest accrued, when corresponding, through the end of each year.

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria (Contd.)

c) Intangible assets

Valued at their acquisition cost and stated net of the corresponding accumulated amortization calculated on the basis of: a) a four-year deferral period for integral repairs of turbines ("overhaul") and implementation of an integrated system of administration and maintenance, amortized according to the "year of full deletion" criterion; b) a five-year deferral for the running through of instruments for the detection of corrosion in gas pipelines, according to the "year of full deletion" criterion.

Expenses incurred in the creation of the Global Programs of Negotiable Corporate Bonds are amortized based on the maturities of the related issued debt. The corresponding amortization is included as "financial and holding results generated by liabilities - Interests".

d) Fixed assets

Fixed assets received at the time of the granting of the License were assigned a total value as defined in the Transfer Agreement.

Assets acquired or constructed after the granting of the License are valued at their restated acquisition cost or construction cost as of August 31, 1995 including materials, labor and overhead, and are shown net of the corresponding accumulated depreciation.

The Company has included as part of the value of fixed assets, the net cost generated by the financing by third parties during the period of construction or installation.

Depreciation is computed by the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives and adopting the year of full deletion criterion for inventories up to December 31, 1999 and the month of addition for additions as from January 1st, 2000.

The book value of the fixed assets as a whole does not exceed recoverable value.

e) Non-current investments

Investments in Bonds under the Program of Medium-Term Foreign Bills of the Argentine Republic have been valued at the acquisition cost plus interest accrued at the stated rate up to December 31, 2001.

The investments in subsidiaries Comgas Andina S.A. and Companhia Operadora Do Rio Grande Do Sul S.A. ("COPERG") are recorded using the equity method of accounting based on their financial statements as of December 31, 2001.

To determine the proportional equity value for the companies that issue their financial statements in foreign currency, the criteria established by Technical Resolutions N° 5 and 13 of the Argentine Federation of Professional Councils in Economic Sciences, General Resolution N° 392/02 of the National Securities Commission (Comisión Nacional Valores) and Pronouncement N° 1/02 issued by the Administrative Body of the Proffesional Council in Economic Sciences of Autonomous City of Buenos Aires, has been followed.

f) Other assets - Gas in pipelines

Gas in pipelines has been valued at the replacement value of the cubic meter of gas plus average transportation cost. The results from application of these prices are recognized

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria (Contd.)

f) Other assets - Gas in pipelines (Contd.)

under Financial and holding results generated by assets - Holding result on non-financial assets.

The book value of these assets does not exceed recoverable value.

g) Capital stock and adjustment to capital

Capital stock was restated for inflation through August 31, 1995, based on the date subscribed. The difference between adjusted capital value over nominal value is reflected as "Adjustment to capital".

h) Legal reserve

Balances under this caption were restated for inflation through August 31, 1995. Subsequent transactions are recorded at their nominal values.

i) Voluntary reserve for future dividends

Balances under this caption are created by designations of net income as approved in shareholders' meetings.

The Company's Board of Directors has been granted authority by the Shareholders to decide on cash distribution of this reserve, either totally or partially, in proportion to respective shareholdings, whenever it deems it fits for the corporate interest.

j) Income tax

Income tax expense is determined by applying the rate of 35% on the tax profits estimated for each period.

2.3. Effect of the situation described in Note 1.2. on the financial statements of TGN

In accordance with General Resolution No. 392/02 of the National Securities Commission and Resolution No. 01/ 02 of the Board of Directors of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, the assets and liabilities in foreign currency shown in these financial statements were valued at the rate of exchange in effect on the last date before the end of the year on which foreign currency operations were performed. The rate of exchange for the US dollar used for preparing these financial statements was $ 1 = US$ 1.

In accordance with the above resolutions, TGN has calculated the effects of the devaluation of the peso on the Company's assets and liabilities at year-end based on the Law on Public Emergency and Exchange System Reform No. 25561 dated January 6, 2002 and Decree 214/02 dated February 4, 2002 and Decree 260/02 dated February 8, 2002.

Based on the above, the criteria used to quantify the effects of the devaluation on the financial situation were as follows:

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.3. Effect of the situation described in Note 1.2. on the financial statements of TGN (Contd.)

a. Commercial and financial assets and liabilities in the local market denominated in dollars: valued at the rate of exchange applied for their conversion into pesos ($ 1 to US$ 1 for commercial assets and commercial and financial liabilities, and $ 1.40 to US$ 1 for financial assets –bank accounts and government securities), except for those individually agreed with clients and suppliers. TGN, however, is negotiating the final treatment applicable to these balances with clients and suppliers;

b. Commercial and financial assets and liabilities with foreign entities: valued at the free market rate of exchange as of March 5, 2002 ($ 2.05 and $ 2.15 per US$ 1, buying and selling exchange rates, respectively);

c. Investments in foreign companies – sect. 33 of Law No. 19550: converted to pesos at the free market rate of exchange mentioned in point c) above;

The following table summarizes the net impact of the devaluation on foreign currency assets and liabilities at the rates of exchange mentioned above:

Item	Millions of pesos
Effect of devaluation on foreign currency assets	10.5
Effect of devaluation on foreign currency liabilities	639.7
Net effect of devaluation	629.2

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS

CAPTIONS	2001	2000
	$	
a) Accounts receivable - trade		
i) Current		
Regulated activity		
Gas transportation service		
• invoiced		
- distributors	7,733,074	7,065,275
- industries	2,168,601	101,408
- generators	827,168	726,693
- others	-	42,131
• to be invoiced	20,127,105	19,770,866
• PPI accrued tariff adjustments to be invoiced	-	9,945,635
Subtotal	30,855,948	37,652,008
Unregulated activity		
Operation and maintenance service		
• invoiced	-	201,548
• to be invoiced	753,446	446,385
Subtotal	753,446	647,933
Allowance for doubtful accounts	(106,247)	-
Total	**31,503,147**	**38,299,941**
ii) Non-current		
Regulated activity		
Gas transportation service		
• PPI accrued tariff adjustments to be invoiced	-	3,210,115
Total	**-**	**3,210,115**
b) Other receivables		
i) Current		
Regulated activity		
Tax credits	458,956	645,793
Fee advanced to the Board of Directors and Syndics	156,000	157,020
Advances to be rendered	69,476	151,449
Loans to personnel	877,284	648,987
Prepaid expenses	214,893	447,874
Other	174,324	228,361
Subtotal	1,950,933	2,279,484
Unregulated activity		
Loan to TGM (Note 4)	1,798,869	-
Corporation Law N° 19550, section 33 (Note 3.i))	128,624	213,760
Other	599,760	1,592,563
Subtotal	2,527,253	1,806,323
Allowance for doubtful accounts	(199,359)	-
Total	**4,278,827**	**4,085,807**
ii) Non Current		
Regulated activity		
Loans to personnel	39,590	116,955
VAT - Reversion of tariff variations (Note1.3.b)	4,343,543	-
Turnover tax - withholding	577,215	588,338
Turnover tax - advances	324,579	
Prepaid expenses	647,148	-
Other	11,000	-
Total	**5,943,075**	**705,293**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2001	2000
	$	
c) Accounts payable		
Current		
Regulated activity		
Gas suppliers	-	73,991
Technical Operators	-	291,308
Suppliers for purchases and other services	12,884,473	18,801,424
Provisions	2,851,827	4,664,461
Total	**15,736,300**	**23,831,184**
d) Taxes		
VAT	3,877,308	-
Income tax	6,454,883	85,957
Turnover tax	929,074	1,035,618
VAT – withholdings and collections	573,941	228,184
Income tax - withholdings	401,854	322,992
Turnover tax withholdings and collections	63,594	61,829
Unified social security system collections	29,755	26,061
Tax on interest on financial and bank indebtedness	237,351	974,512
Others	886	886
Total	**12,568,646**	**2,736,039**
e) Other Liabilities		
i) Current		
Fees for technical services	500,000	1,561,152
Fees to Board of Directors and Syndics	156,000	156,000
Corporations Law N° 19550 section 33 (Note 3.h))		
Dividends to be paid)	-	6,339,807
Dividends to be paid	-	2,660,193
Easement provision	2,040,000	2,500,000
Other	4,858,435	3,636,382
Total	**7,554,435**	**16,853,534**
Ii) Non-current		
Easement provision	874,540	2,059,930
Total	**874,540**	**2,059,930**
f) Net revenues		
Regulated activity		
Gas transportation service		
Gas transportation service	257,618,460	248,029,253
PPI accrued tariffs adjustments to be invoiced (Note 1.2.b))	-	10,753,293
Provincial turnover tax	(7,754,817)	(7,714,741)
Benefit on social security contributions Decrees N° 292-1520-814	(2,377,935)	(2,997,787)
Subtotal gas transportation service	247,485,708	248,070,018
Unregulated activity		
Operation and maintenance service		
Operation and maintenance service	5,686,013	4,893,344
Provincial turnover tax	(190,725)	(186,513)
Subtotal operation and maintenance service	5,495,288	4,706,831
Total	**252,980,996**	**252,776,849**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2001	2000
	$	
g) Other net expenses		
Fixed assets written off	(6,521,085)	(9,508,381)
Sundry sales – net	(1,756,078)	1, 050,509
Recovery of contingencies	3,112,774	8,860
Reversion of PPI accrued tariff adjustments to be invoiced-fiscal year 2000- (Note 1.2.b))	(10,850,879)	
Personnel indemnities	(1,012,978)	(2,208,037)
Obsolescence of materials and spare parts	(3,340,779)	(311,051)
Others	(1,232,694)	(1,245,445)
Total	**(21,601,719)**	**(12,213,545)**
h) Financial and holding results		
Generated by assets:		
Interest	1,384,904	1,164,245
Commissions and expenses	(469,159)	(379,947)
Foreign exchange differences	(16,209)	224,634
Holding results on non-financial assets	18,782	(272,202)
Discounts granted	-	(5,622)
Total	**918,318**	**731,108**
Generated by liabilities:		
Interest (net of interest capitalized in investments in fixed assets for $ 799,726 and $ 4,321,046 for 2001 and 2000, respectively and net for $ 3,187,322 for 2000 as result of "hedge" operation)	(57,814,594)	(49,569,294)
Intangible asset amortization-Global Programs of Negotiable Corporate Bonds (Exhibit B)	(1,925,977)	(2,790,827)
Commissions and expenses	(2,353,377)	(2,262,055)
Reimbursement Agreement Fee	(963,755)	(1,055,496)
Foreign exchange differences	(26,610)	(16,327)
Tax on financial debt interest	(2,574,138)	(6,468,576)
Tax on bank transactions	(1,226,691)	-
Discounts obtained	53,330	20,059
Other holding results	-	(3,657)
Total	**(66,831,812)**	**(62,146,173)**
i) Balances and transactions with Corporations Law No. 19550, section 33		
As of December 31, 2001 and 2000, the following balances were held with Corporations Law N° 19550, section 33 (affiliated companies):		
Other receivables (Note 3.b)i)):		
Comgas Andina S.A.	122,374	159,118
Companhia Operadora de Rio Grande Do Sul	-	48,372
Gasinvest S.A.	6,250	6,270
	128,624	**213,760**
Other liabilities:		
Comgas Andina S.A.		
Gasinvest S.A.		6,339,807
Total	**-**	**6,339,807**
As of December 31, 2001 and 2000, the following transactions with effects on income were recorded with Corporations Law N° 19550, section 33 (affiliated companies):		
Other net expenses:		
Comgas Andina S.A.	-	83,445
Gasinvest S.A.	25,000	25,002

NOTE 4 – OPERATIONS WITH TRANSPORTADORA DE GAS DEL MERCOSUR S.A. ("TGM")

On August 31, 2001, the Company granted a loan to TGM amounting to $ 2,807,280 which was repaid by TGM through a transfer in favor of TGN of the VAT credit generated by its international gas transportation operations which are exempt from VAT.

The loan bears interest at the rate of 15% payable monthly, maturing in April 2002.

At December 31, 2001 the balance of this transaction amounted to $ 1,798,869.

NOTE 5 – NON-CURRENT INVESTMENTS

On April 19, 2001, the Company invested in Bonds under the Program of Medium-Term Foreign Bonds of the Argentine Republic in the amount of $ 2 million, subject to thefollowing terms and conditions: i) term: 3 years; ii) amortization: 5 equal and consecutive installments, the first will mature on the last day of the second year; iii) interest rate: the average value published during the last 30 consecutive days immediately preceding the beginning of each interest period of the "survey" rate published by the Banco Central de la República Argentina for fixed term deposits in dollars ranging from 30 to 59 days plus a nominal margin of 4.95% annually iv) interest will be collected on a monthly basis. On December 31, 2001 the balance of principal plus interest amount to $ 2,017,409 (Exhibit D).

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 6 - FINANCIAL DEBT

The detail of financial debt is as follows:

	Interest rate	2001	2000
	%	$	
i) Current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	12,839,630	13,346,472
Series IV	(2)	11,504,450	11,523,976
Series V	(3)	9,287	25,033
Series VI	(4)	-	19,844,852
Series VII	(5)	4,096,720	4,264,224
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Series I	(6)	1,605,165	1,465,413
Series II	(7)	13,670,055	12,483,578
Series III	(8)	888,866	803,047
Series IV	(9)	766,846	692,756
Series VI	(10)	5,352,999	4,888,717
Commission and expenses to be paid		200,000	-
Interest payable Convertibility Risk Insured Bonds	(11)	8,438,889	8,455,709
Loan agreements	(12)	71,520,786	37,417,950
Import finance	(13)	655,557	895,751
Current account advances		-	253,609
Total		**131,549,250**	**116,361,087**
ii) Non-current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	25,000,000	37,500,000
Series IV	(2)	-	11,500,000
Series V	(3)	24,000,000	24,000,000
Series VII	(5)	2,000,000	6,000,000
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Series I	(6)	15,085,077	16,659,405
Series II	(7)	103,554,482	117,009,532
Series III	(8)	8,725,652	9,594,632
Series IV	(9)	7,528,070	8,277,758
Series VI	(10)	40,550,460	45,819,267
Convertibility Risk Insured Bonds	(11)	175,000,000	175,000,000
Loan agreements	(12)	70,000,000	60,000,000
Import finance	(13)	280,815	924,907
Total		**471,724,556**	**512,285,501**

Nominal annual rates

(1) Rate of interest: 2001 = 5.35% and 2000 = 9.72%
(2) Rate of interest: 2001 = 5.13 % and 2000 = 8.18%
(3) Rate of interest: 2001 = 5.13% and 2000 = 8.18%
(4) Rate of interest: 2000 = 7.64%
(5) Rate of interest: 2001 = 4.96% and 2000 = 7.64%
(6) Rate of interest: 2001 and 2000 = 9.52%
(7) Rate of interest: 2001 and 2000 = 9.45%
(8) Rate of interest: 2001 and 2000 = 10.66%
(9) Rate of interest: 2001 and 2000 = 10.66%
(10) Rate of interest: 2001 and 2000 = 9.45%
(11) Rate of interest: 2001 = 11.20% and 2000 = 9.40%
(12) Weighted average rate of interest : 2001 = 6.68% and 2000 = 9.40%
(13) Weighted average rate of interest : 2001 = 3.31% and 2000 = 6.88%

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 6 – FINANCIAL DEBT (Contd.)

Global Program of Medium Term Negotiable Corporate Bonds -US$ 300,000,000

The amounts and conditions of the series issued under this Global Program are as follows:

Series	Date of Issue	Placing agent	Amount in US$ million	Principal payments	Interest payments	Annual interest rate
III	10.31.1996	Santander	50.0	4 annual installments of US$ 12.5 million each as from fifth year	Semi-annually on outstanding principal	180 days LIBO plus 3.125%
IV	06.26.1997	Santander	46.0	4 annual installments of US$ 11.5 million each as from second year	Semi-annually on outstanding principal	180 days LIBO plus 1% per 1 and 2 years; plus 1.25% per 3 and 4 years; plus 1.5% per 5 year
V	06.26.1997	Santander	24.0	2 annual installments of US$ 12.0 million each as from sixth year	Semi-annually on outstanding principal	Same as above plus 180 days LIBO plus 1.70% per 6 and 7 years
VI	03.04.1998	Nassau Branch of BankBoston N.A., Supervielle Société Générale and BEAL	40.0	A single payment due on third year	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
VII	03.04.1998	Nassau Branch of BankBoston N.A., Supervielle Société Générale and BEAL	20.0	Ten equal semi-annually installments	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
Total			180.0			

On January 15, 1999 the Extraordinary Shareholders' Meeting approved the creation of a Global Program for the issue and reissue of ordinary non-convertible Negotiable Corporate Bonds with ordinary guarantee for an amount of up to US$ 300 million or its equivalent in other currencies. The Program is to have a duration of five years as from authorization by the CNV.

On December 2, 1999, the CNV, authorized TGN to set up a Global Program for the issue of ordinary non-convertible Corporate Bonds for a par value in US$ 300 million or its equivalent in other currencies.

In December 2000 the Meeting of Holders of Negotiable Instruments approved the conformity of the financial ratio limits of Series IV, V, VI and VII under the Global Program of Medium-Term Negotiable Obligations -US$ 300 million, with those previously agreed with the International Finance Corporation ("IFC" Global Program of Negotiable Obligations, either simple or convertible into ordinary medium-term shares - US$ 320 million). There was no agreement for Series III, therefore the original conditions have been maintained.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 6 - FINANCIAL DEBT (Contd.)

Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000

The amounts and conditions of the series issued under this Global Program are as follows:

Serie	Date	Type of negotiable bonds	Subscriber	Amount in US$ millions	Years		Annual nominal rate %
					Term	Grace on principal	
I	08.01.96	Ordinary	IFC	20.0	13	3	9.52
II	08.01.96	Ordinary	IFC	154.5	12	2	9.45
III	08.01.96	Convertible into Class A shares	IFC	10.7	13	4	10.66
IV	08.01.96	Convertible into Class B shares	IFC	9.3	13	4	10.66
VI	09.18.96	Ordinary	IFC	60.5	12	2	9.45
		Total		255.0			

The Company paid the maturity of series III and IV corresponding to December 2001, on December 28, 2001. Regarding series I, II and VI, the Company used the Letter of Credit opened with ING Bank to settle these maturities. TGN replaced the original value of the Letter of Credit on January 2, 2002.

Convertibility Risk Insured Bonds

On May 11, 2000, the Ordinary Shareholders' Meeting approved the issue of Ordinary, non-convertible secured Corporate Bonds qualifying as *"obligaciones negociables"* under the terms of Law 23,576 and its regulatory decree for a principal value of up to US$ 200 million.

The funds are expected to be appropriated to finance the extension of the capacity of the Company's Centro-Oeste gas pipeline, constructing new gas pipelines and compressor plants and performing necessary maintenance.

On July 25, 2000 the Company placed bonds for US$ 175 million at a quotation value of US$ 99.64 each US$ 100 and a net value of US$ 174,373,500, with final repayment in 12 years and 8 years of grace on principal, bearing interest at a fixed rate of 10.875% payable semi-annually, plus 0.325% annually by insurance of politic risk.

The purchaser of the bonds was Merrill Lynch Capital Services, which transferred them to a financial trust, which then issued CRIBs (*Convertibility Risk Insured Bonds*), i.e. bonds secured against exchange risk. The underwriter is Overseas Private Investment Corporation (OPIC), a U.S. government agency.

The purchasers of CRIBs were mostly U.S. insurance companies and Argentine AFJP's (Pension Fund Administrators).

The funds provided by the loan were used to repay short-term loans and the syndicated loan described under Long-Term Loan Agreements.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 6 – FINANCIAL DEBT (Contd.)

Long- term loan agreements

On December 28, 2000, the Company entered into a syndicated loan agreement with a group of banks led by Bank of America, BankBoston and Banco Francés-BBV subject to the following basic terms and conditions:

(i) Amount: US$ 70 million, in two tranches of US$ 35 million each; (ii) Maturities: one tranche in 2004 and the other in 2005; both fully repayable upon maturity, (iii) Interest: Libor + 2.50% annually for the first tranche and Libor + 3.00% annually for the second tranche, payable quarterly. They do not include 1.30% annually for politic risk insurance.

Cash receipts for US$ 60 million were recorded at that date and US$ 10 million on March 7, 2001.

The funds derived from this financing have been used for the purchase of Series VI Securities under the Global Program of Medium Term Negotiable Obligations in the amount of US$ 20.6 million, due March 2001, and for the prepayment of the last two installments of the financing granted by Bank of America on December 31, 1998, which were to expire on March 30 and December 31, 2001. Furthermore, on March 5, 2001 the Company settled the remaining balance of Series VI under the Global Program of Medium Term Negotiable Obligations in the amount of US$ 19.3 million.

On June 1st, 2000, the Company entered into a US$ 20 million loan agreement with Banco Francés - BBV at 9.80% interest with final maturity on July 31, 2001, prepaid on December 28, 2000.

On January 18, 2000, the Company obtained US$ 100 million under a syndicated bridge loan agreement with Bank of America Securities LLC, The Boston Investment Group S.A., Banco Francés-BBV S.A. and Banco Río S.A., with BankBoston NA acting as Service Agent. The funds were partially used for payment of short-term loans taken in late 1999. In addition, on March 10, 2000, the remaining US$ 30 million were disbursed by Banco Río de la Plata S.A. The two loans due in the 13th, 15th and 17th month from original disbursement and were prepaid on July 25, 2000 with the funds provided by the placing of bonds described in the comments on Convertibility Risk Insured Bonds.

During the first months of 2002, with the sole purpose of ensuring a) safe and reliable continuity of its gas pipeline systems within the terms of the Gas Act and the License, b) the future of the company as a going concern, and c) fair treatment for all its financial creditors, the Company was obliged to postpone payment of certain financial obligations for a total amount of US$ 20 million, a fact that was duly notified on each occasion when so required to the National Securities Commission. In addition, contacts have been held with the creditors holding such obligations to agree terms for a delay that would prevent the triggering of acceleration clauses and which would enable the Company to start its negotiations with the Government to restore its cash flows, in order to be able to comply with its financial liabilities in a normal manner once again.

NOTE 7 – CAPITAL STOCK AND DIVIDENDS

7.1. Capital stock

Capital stock transactions as from commencement of operations are summarized as follows:

	Date	US$	Registration in the Superintendency of Corporations			
			Date	No.	Book	Volume
Initial contribution:						
Incorporation of the Company	11.24.92	12,000	12.01.92	11667	112	A
Capitalization of irrevocable						
contribution:	12.28.92	267,255,155	03.07.94	1894	114	A
	03.25.94	84,232,030	06.09.94	5589	115	A
Total		**351,499,185**				

7.2. Limitation on the transferring of the Company's shares

The Pliego and the Transfer Agreement impose certain restrictions on the transfer of the shares of the Company held by Gasinvest S.A. and on the transfer of Gasinvest S.A. shares held by the shareholders of Gasinvest S.A.

In accordance with such restrictions, Gasinvest S.A. shall not reduce its participation in the Company's capital and votes to less than 51% ("Control Package") without prior approval by ENARGAS.

ENARGAS shall approve the transfer of the Control Package only if such transfer: (i) is made in block or if as a result therefrom, the new owner holds all Class A ordinary shares outstanding; (ii) does not affect the quality of gas transportation services provided by the Company; (iii) the Technical Operator, or any substitute therefore which may be accepted by ENARGAS, holds at least 10% of ordinary shares outstanding of the new owner and has entered into a Technical Assistance Agreement with the Company.

Any transfer or assignment or any other act leading to a decrease below 51% in the participation of original ordinary shareholders in the capital of Gasinvest S.A., including any shortfall in the subscription by those shareholders of any capital increase in Gasinvest S.A., requires prior approval by ENARGAS.

The foregoing restrictions do not apply to transfers between parties belonging to the same economic group as specified in the Pliego.

From December 28, 2000, Gasinvest S.A. may request that ENARGAS approve its own dissolution and the transfer of the Company shares held by Gasinvest S.A. to the shareholders of Gasinvest S.A. ENARGAS may grant such approval if it determines that such actions would not adversely affect the public interest.

7.3. Restrictions on the distribution of profits

In accordance with Argentine Law N° 19,550, 5% of the net income for the year must be transferred to the Company's Legal reserve, until it reaches 20% of subscribed capital.

The long-term financing agreements, preclude the Company from declaring or paying dividends, distributing shares, redeeming or in any other way acquiring its own capital or options thereon: (i) if there should be an Event of Default or Potential Event of Default, (ii) if the Long-term Debt Service Coverage Ratio were to be lower than 1.2 or (iii) if Total Liabilities to Equity ratio be in excess of 1.2.

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 7 – CAPITAL STOCK AND DIVIDENDS (Contd.)

7.3. Restrictions on the distribution of profits (Contd.)

Furthermore, should any of the events summarized in points (i), (ii) or (iii) above occur, the Company would be precluded from paying the annual Technical Assistance Fees under the Technical Assistance Contract entered into with the Technical Operator, for any amount in excess of US$ 1 million.

7.4. Dividends Distribution

On March 29, 2001 the Shareholders' Ordinary Meeting of TGN ratified the power delegated on the Board to decide on the distribution of dividends proportionally to shareholdings, releasing the accumulated free reserve funds for future dividends.

In exercising the powers delegated by the mentioned Shareholders' meeting, the Company's Board of Directors held on December 31, 2000 placed a cash dividend amounting to $ 9.0 million at the disposal of the shareholders, which was paid on July 3, 2001.

On September 24, 2001 the Board of Directors placed a cash dividend of $ 9.0 million at the disposal of the shareholders, which was paid on October 2, 2001 in proportion to their respective shareholdings

NOTE 8 - ENVIRONMENTAL MATTERS

In line with its environmental care and remediation policy, TGN is permanently committed to preserve and protect the environment and its natural resources. Consequently, it evaluates the potential impact of all its activities on the environment so as to control and minimize the effects which might adversely affect environmental quality. It also designs, constructs and operates environmentally safe facilities in compliance with federal, regional and ENARGAS environmental standards and regulations.

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS

9.1. Stamp tax - Salta and Neuquén - Contracts prior to Takeover date

In November 1998, the Tax Bureau of the Province of Salta claimed payment from TGN of approximately $ 4.7 million corresponding to omitted stamp tax on the firm transportation contract entered into between the Company and Gasnor S.A. before Take-Over. As a result of the actions iniciated in October 1997, the Tax Authority of the Province of Neuquén filed a claim against TGN for the payment of approximately $ 73.3 million (including principal, interest and fines) corresponding to the stamp tax on the firm transportation contracts signed between the Company and Gas Natural BAN S.A., Litoral Gas S.A., Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A before the Take-Over date.

Based on a tax indemnity clause of the Transfer Contract, the Company notified GdE (and subsequently, the Standardization Subsecretariat of the Ministry of Economy of the Nation, which replaced the latter after its liquidation) the claims made by Salta and Neuquén. The National State has rejected the tax claim filed by Salta and Neuquén and has assumed express responsibility for the possible tax credits to which the provinces could be entitled in this connection.

9.2 Stamp tax - Salta and Neuquén - Contracts subsequent to Takeover date

As a result of the actions initiated in November 1998, the Tax Authority of the Province of Neuquén filed a claim against the Company in the amount of $ 143.5 million (including principal, interest and fines calculated at February 2001) for stamp tax on transport contracts

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

9.2 Stamp tax - Salta and Neuquén - Contracts subsequent to Takeover date (Contd.)

signed after the Take-Over Date. In April 1999 the Tax Authority of Salta filed a claim against TGN for the payment of a debt for stamp tax on one of the transportation contracts signed by the Company after the Takeover date in the amount of $ 1.8 million (including principal and interest), and recalculated on May, 2000 by approximately $ 1.2 million.

Based on consultation with tax experts recognized in the field, the Company has challenged both claims by rejecting the existence of a taxable transaction, based on the fact that the mentioned transportation contacts have been entered into by mail including a clause of implicit acceptance, and do not fall within the definition of "instruments" of the respective Fiscal Codes.

In addition, in January 1999, ENARGAS filed an opinion with the Ministry of Economy of the Nation relating to the tax treatment applicable to the contracts signed by the licensees of transportation and distribution in the jurisdiction of Neuquen. In this opinion, ENARGAS concludes that Neuquen's tax claims (i) are illegitimate, because they involve an interjurisdictional federal public utility, (ii) impact negatively on the natural gas industry, thus losing competitiveness due to their distortional effects on the prices, and (iii) have serious effects on the Company's net worth. Furthermore, within the framework of legal actions filed by third parties, the National State - through the Energy Secretariat, has filed an appeal with the National Supreme Court of Justice questioning the legitimacy of the provincial tax claim.

9.3. Stamp Tax - Neuquén - Capital Increase

In April 1998, the Tax Authority of Neuquén filed a claim for the payment of stamp tax regarding the Meeting's Minute No. 1 signed on December 28, 1992 which provided an increase in the stock capital in line with the provisions of the Transfer Contract signed with the National Sate and GdE in the amount of approximately $ 0.9 million, including principal, interest and fines. This amount was calculated in March 2001, thus raising it to $ 1.9 million (including principal, interest and fines).

The Company has denied the existence of a taxable transaction in the jurisdiction of Neuquen and, according to the tax indemnity clause of the Transfer Contract, notified such claim to the National State.

9.4. Certainty declaratory action

With respect to the tax claims in Neuquén and Salta, identified in the preceding paragraphs 9.1, 9.2 and 9.3., TGN filed two declaratory judgments of certainty, one against the Province of Neuquén on April 16, 2001 and the other against the Province of Salta on May 15, 2001 both with original jurisdiction in the Supreme Court of Justice of Argentina. Both these actions seek the declaration of illegality of the stamp duty assessments made by the Tax Authorities of Neuquén and Salta. Within this framework, TGN requested and obtained two preliminary injunctions against Neuquén and Salta from persisting in their lawsuit against TGN for the amounts claimed.

9.5. Temporary interruption of the service

As a result of an accident which occurred in July 1995 at a Company's measurement and regulation station located in the Province of Santa Fe, which caused a temporary interruption of the service, three industrial customers of the Distributor that serves the area have filed a claim against such Distributor and the Company for approximately $ 2.7 million. This claim has been rejected by TGN on the grounds that it is not responsible for damages caused to

NOTES TO THE FINANCIAL STATEMENTS for the years ended December 31, 2001 and 2000

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

9.5. Temporary interruption of the service (Contd.)

third parties in respect of noncompliance with gas distribution contracts, without affecting its rights of allegation of force majeure.

9.6. Las Mesitas accident

In December 1998, an explosion in parallel 16" of the *Norte* pipeline in Las Mesitas, Province of Salta, resulted in the death of a number of TGN workers.

With respect to the accident, ENARGAS imposed twelve fines on TGN in October 1999 for an accumulated total of $ 5.6 million, as it considered that the Company had incurred in an incorrect operation of the parallel pipe. TGN contends that the accident, which was an isolated case, was entirely due to an event beyond its control since the parallel pipe was being operated below the approved and prudent operating limits of resistance according to information held by TGN.

The Company has requested a review of such penalties at the administrative level. Based on consultation with renowned experts in administrative law, the Company has considered that ENARGAS has applied criteria with no administrative background and has exceeded the maximum number of penalties permitted by the License, by way of treating the accident as a sum of overlapped events which, in many cases, are not associated with the incident. Consequently, in fiscal year 1999 the Company recorded an accrual of $ 0.5 million which is the maximum penalty that ENARGAS could apply in line with the provisions of the License.

NOTE 10 – SUBSEQUENT EVENTS

Except as mentioned in Notes 1.2 and 2.3 above, no further events, situations or circumstances that could have a material effect on the Company's equity, economic or financial position have taken place.

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

ANSPORTADORA DE GAS DEL NORTE S.A.

IANCIAL STATEMENTS as of December 31, 2001 and 2000 (Note 2)

ED ASSETS

EXHIBIT A

Caption	2001												2000
	Original values					Depreciation							
	At the begining of the year	Increases	Decreases	Transfers	At the end of the year	Accumulated at the begining of the year	For the period %	For the period Amount	Decreases	Transfers	Acummulated at the end of the year	Net book value	Net book value
nd	1,455.460	-	-	-	1,455,460	-	-	-			-	1,455,460	1,455,460
ildings and civil constructions	34,090,888	-	(3,477)	17,479	34,104,890	3,724,208	2	682,310	(619)	(18,571)	4,387,328	29,717,562	30,366,680
ilding installations	338,648	-	-	-	338,648	44,207	4	12,449	-		56,656	281,992	294,441
s Pipeline	826,390,100	-	(33,010)	38,524,597	864,881,687	89,521,679	3,33 & 2,22	23,443,465	(7,238)	(28,066)	112,929,840	751,951,847	736,868,420
jh-presure branch lines	8,109,825	-	-	-	8,109,825	1,408,221	3,33 & 2,22	181,630	-		1,589,851	6,519,974	6,701,605
mpressor Plants	329,741,074	277.598	(3,483,947)	9,059,710	335,594,435	40,833,133	4	14,375,983	(707,729)	181,820	54,683,207	280,911,228	288,907,943
jh pressure regulation and/or measurement tions	27,576,446	-	(6,561)	772,052	28,341,937	5,179,925	5	1,579,924	(1,657)	(8,397)	6,749,795	21,592,142	22,396,523
ner technical installations	23,481,795	-	-	(1,029,494)	22,452,301	3,484,428	6,67	1,233,180	-	(218,884)	4,498,724	17,953,577	19,997,367
chinery, equipment and tools	8,157,711	696.350	(295,265)	403,034	8,961,830	5,603,234	10,20 & 50	602,312	(241,326)	(30,722)	5,933,498	3,028,332	2,554,474
stems and telecommunications system	17,372,301	461.548	(256,420)	9,980,428	27,557,857	3,826,459	10 & 20	2,404,595	(192,508)	127,547	6,166,093	21,391,764	13,545,842
hicles	8,032,745	581.566	(996,758)	23,991	7,641,544	4,607,420	20	1,102,342	(852,206)	-	4,857,556	2,783,988	3,425,321
rniture and fixtures	3,869,749	87.904	(32,114)	13,379	3,938,918	2,824,212	10	158,141	(25,735)	(9,233)	2,947,385	991,533	1,045,537
ods held at third parties	2,043,424	-	-	1,060,211	3,103,635	398,051	12,5	298,117	-	4,506	700,674	2,402,961	1,645,376
rk in process	57,459,961	28.461.582	(6,476,547)	(57,286,333)	22,158,663	-	-				-	22,158,663	57,459,961
ed assets in transit	1,243,459	127.495	-	(1,370,954)	-	-	-				-	-	1,243,459
are parts and materials	36,104,412	4.609.129	(1) (8,481,179)	1,305,601	33,537,963	-	-				-	33,537,963	36,104,412
vances to suppliers	173,172	1.562.420	-	(1,473,701)	261,891	-	-				-	261,891	173,172
tal at 30.09.01	**1,385,641,170**	**36.865.592**	**(20,065,278)**	**-**	**1,402,441,484**	**161,455,177**		**46,074,448**	**(2,029,018)**	**-**	**205,500,607**	**1,196,940,877**	**1,224,185,993**

It includes $4,425,796 appropriated to operating costs-Sundry materials (Exhibit H)

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of December 31, 2001 and 2000 (Note 2)

INTANGIBLE ASSETS

EXHIBIT B

Caption	2001								2000
	Original values				Amortization				
	At the beginning of the year	Increases	Transfers	At the end of the year	Accumulated at the beginning of the year	For the period	Accumulated at the end of the year	Net book value	Net book value
CURRENT									
Corrosive detection in the gas pipeline	1,415,200	-	1,617,786	3,032,986	445,234	1,293,876	1,739,110	1,293,876	969,966
Integral repair of turbines	742,726	-	275,444	1,018,170	153,646	432,262	585,908	432,262	589,080
Integrated System of administration and maintenance	1,269,418	-	1,586,775	2,856,193	317,355	1,269,419	1,586,774	1,269,419	952,063
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	6,946,700	35,591	1,844,501	8,826,792	4,974,839	(1) 1,925,977	6,900,816	1,925,976	1,971,861
Total	**10,374,044**	**35,591**	**5,324,506**	**15,734,141**	**5,891,074**	**4,921,534**	**10,812,608**	**4,921,533**	**4,482,970**
NON CURRENT									
Corrosive detection in the gas pipeline	5,277,424	-	(1,617,786)	3,659,638	1,704,261	-	1,704,261	1,955,377	3,573,163
Integral repair of turbines	1,007,328	-	(275,444)	731,884	460,936	-	460,936	270,948	546,392
Integrated System of administration and maintenance	3,808,258	-	(1,586,775)	2,221,483	952,064	-	952,064	1,269,419	2,856,194
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	17,900,985	142,361	(1,844,501)	16,198,845	4,844,744	-	4,844,744	11,354,101	13,056,241
Total	**27,993,995**	**142,361**	**(5,324,506)**	**22,811,850**	**7,962,005**	**-**	**7,962,005**	**14,849,845**	**20,031,990**
Total	**38,368,039**	**177,952**	**-**	**38,545,991**	**13,853,079**	**4,921,534**	**18,774,613**	**19,771,378**	**24,514,960**

(1) Charged to Financial and holding results, generated by liabilities - Interests

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of December 31, 2001 and 2000 (Note 2)

INVESTMENTS AND PARTICIPATION IN OTHER COMPANIES

EXHIBIT C

Issuer and characteristics of shares	Class	Par value	Amount	Cost value	Book value		Principal activity	Information on the Issuer							
								Latest financial statements							
					12.31.01	12.31.00		Date	Capital stock and capital adjustment	Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Shareholders' equity	Percentage of direct holding
					$						$			%
NON-CURRENT INVESTMENTS Investments in other companies Corporations Law No. 19550, section 33 Comgas Andina S.A. (Note 5)	Ordinary	(1) US$ch 1 per share	490	112,094	294,371	148,002	Providing of gas pipeline operation and maintenance services.	12.31.01	1.541			599,216	600,757	49,0000
Companhia Operadora do Rio Grande do Sul (Note 5)	Ordinary	(2) RUS$ 1 per share	49	25	34,420	28,443	Providing of gas pipeline operation and maintenance services.	12.31.01	35			70,210	70,245	49,0000
Total				112,119	328,791	176,445								

(1) Chilean pesos
(2) Reales

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of December 31 2001 and 2000 (Note 2)

SHORT-TERM INVESTMENTS **EXHIBIT D**

Captions	2001					2000
	Balances at the beginning of the year	Movements of the year			Balances at the end of the year	Balances at the end of the year
		Increases	Decreases	Accrued interest (1)		
	$					
Current investments						
Mutual investments funds in $	-	254,163,939	(254,587,450)	423,511	-	-
Mutual investments funds in US$	-	243,380,501	(243,716,761)	336,260	-	-
Program of Medium-Term Foreign Bonds						
Accrued interest	-	-	(184,458)	203,867	19,409	-
Total	-	**497,544,440**	**(498,488,669)**	**963,638**	**19,409**	-
Non current investments						-
Program of Medium-Term Foreign Bonds	-	1,998,000	-	-	1,998,000	-
Total	-	**1,998,000**	-	-	**1,998,000**	-

(1) Charged to Financial and holding results - Generated by assets - Interest, commissions and expenses

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANACIAL STATEMENTS as of December 31, 2001 and 2000

SETTLEMENT RESERVES

EXHIBIT E

Caption	2001				2000
	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the year	Balances at the end of the year
Deducted from Assets					
Allowances for doubtful accounts					
Accounts receivable-trade	-	106,247 (1)	-	106,247	-
Other receivables	-	199,359 (1)	-	199,359	-
Subtotal	-	**305,606**	-	**305,606**	-
Included in Liabilities					
Reserves					
Lawsuits	2,408,024	405,079 (2)	(12,224)	2,800,879	2,408,024
Subtotal	**2,408,024**	**405,079**	**(12,224)**	**2,800,879**	**2,408,024**
Total	**2,408,024**	**710,685**	**(12,224)**	**3,106,485**	**2,408,024**

(1) Charged to selling expenses-doubtful accounts
(2) Charged to Administrative expenses - Other

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of December 31, 2001 and 2000

ASSETS AND LIABILITIES IN FOREIGN CURRENCY — EXHIBIT G

	2001				2000		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
ASSETS							
CURRENT ASSETS							
CASH AND BANKS	US$	7,121	0.9990	7,114	US$	5,119	5,114
Petty cash	US$	12,755,771	0.9990	12,743,015	US$	45,935	45,889
Banks				12,750,129			51,003
SHORT-TERM INVESTMENTS							
Program of Medium-Term Floreign Bonds	US$	19,428	0.9990	19,409			
				19,409			
ACCOUNT RECEIVABLE-TRADE							
Exportations	US$	5,423,331	0.9990	5,417,908			
Operation and maintenance	US$	754,200	0.9990	753,446		821,077	820,256
				6,171,354			820,256
OTHER RECEIVABLES							
Prepaid expenses	US$	102,476	0.9990	102,374	US$	447,320	446,873
Other	US$	522,668	0.9990	522,145	US$	786,757	785,970
	LE	81,657	1.4436	117,880	LE	-	-
				742,399			1,232,843
Total current assets				19,683,291			2,104,102
NON-CURRENT ASSETS							
OTHER RECEIVABLES							
Prepaid expenses	US$	647.797	0,999	647.149			
LONG-TERM INVESTMENTS							
Program of Medium-Term Foreign Bonds	US$	2,000,000	0.9990	1,998,000		-	-
Comgas Andina S.A.	$ ch	206,142,074	0.0014	294,371	$ ch	107,108,021	185,297
COPERG	R$	97,508	0.3530	34,420	R$	58,297	28,443
				2,326,791			213,740
Total non-curents assets				2,973,940			213,740
Total assets				22,657,231			2,317,842
LIABILITIES							
CURRENT LIABILITIES							
ACCOUNTS PAYABLE	US$	2,825,823	1.0000	2,825,823	US$	5,063,104	5,063,104
	LE	219,117	1.4470	317,062	LE	359,628	536,349
			-	-	FF	41,182	5,844
			-	-	EURO	5,091	4,719
	DEM	28,696	0.4595	13,186	DEM	32,057	15,201
				3,156,071			5,625,217
CARRIED FORWARD				3,156,071			5,625,217

US$ = United states dollars
$ ch= chilean pesos
LE = Pounds sterling
R$ = Reales
FF= French franks
DEM = Deutsche marks
Cad = Canadian Dollars
EURO= Euro

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S. A.

FINANCIAL STATEMENTS as of December 31, 2001 and 2000

ASSETS AND LIABILITIES IN FOREIGN CURRENCY (Contd.) EXHIBIT G

	2001					2000		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
BROUGHT FORWARD				3,156,071			5,625,217
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds – US$ 300 MM	US$	28,450,087	1.0000	28,450,087	US$	49,004,557	49,004,557
Global Program of Negotiable Corporate Bonds – US$ 320 MM	US$	22,283,931	1.0000	22,283,931	US$	20,333,511	20,333,511
Accrued Commission and expenses	US$	200,000	1.0000	200,000		-	-
Convertibility Risk Insured Bonds - Interest -	US$	8,438,889	1.0000	8,438,889		-	-
Loan agreements	US$	71,520,786	1.0000	71,520,786	US$	45,873,659	45,873,659
Import finance	US$	655,557	1.0000	655,557	US$	895,750	895,750
				131,549,250			116,107,477
OTHER LIABILITIES							
Fees for technical services	US$	500,000	1.0000	500,000			-
Reinbursement Agreement Fee	US$	358,752	1.0000	358,752			-
				858,752			-
CUSTOMERS' ADVANCES	US$	2,750,000	1.0000	2,750,000	US$	225,604	225,604
Total current liabilities				138,314,073			121,958,298
NON-CURRENT LIABILITIES							
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds - US$ 300 MM	US$	51,000,000	1.0000	51,000,000	US$	79,000,000	79,000,000
Global Program of Negotiable Corporate Bonds - US$ 320 MM	US$	175,443,741	1.0000	175,443,741	US$	197,360,594	197,360,594
Convertibility Risk Insured Bonds	US$	175,000,000	1.0000	175,000,000	US$	924,908	924,908
Loan agreements	US$	70,000,000	1.0000	70,000,000		175,000,000	175,000,000
Import finance	US$	280,815	1.0000	280,815	US$	60,000,000	60,000,000
				471,724,556			512,285,502
CUSTOMERS' ADVANCES	US$	329,158	1.0000	329,158			-
Total non-current liabilities				472,053,714			512,285,502
Total liabilities				610,367,787			634,243,800

US$ = United states dollars

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A. **EXHIBIT H**

INFORMATION REQUIRED BY SECT. 64. SUB SECT. I .b) OF LAW No. 19550 for years ended December 31, 2001 and 2000

Captions	Total 12.31.01	Operating costs			Selling expenses	Administrative expenses	Financial and holding results	Investment in fixed assets	Total 12.31.00
		Regulated activity	Unregulated activity	Total					
Administrators, Board of Directors and Syndics' fee	156,000	-	-	-	-	156,000	-	-	154,000
Fees for professional services	3,934,914	1,875,302	6,567	1,881,869	150,838	1,586,047	-	316,160	5,662,473
Wages and other personnel benefits	22,300,209	13,065,860	787,806	13,853,666	509,159	7,160,844	-	776,540	24,787,703
Social security contributions	3,210,128	2,285,504	105,575	2,391,079	63,345	755,704	-	-	3,372,517
Fees for technical services	2,000,000	2,000,000	-	2,000,000	-	-	-	-	8,119,188
Foreign staff residence	1,409,127	1,409,127	-	1,409,127	-	-	-	-	2,487,671
Sundry materials	4,602,359	4,189,085	236,711	4,425,796	48	16,362	-	160,153	6,076,217
Excess gas use and basins exchange	158,028	158,028	-	158,028	-	-	-	-	1,760,015
Third party services and suppliers	4,215,281	3,152,978	393,061	3,546,039	13,634	624,552	-	31,056	4,564,625
Maintenance and repair of fixed assets	14,372,053	12,453,658	214,540	12,668,198	-	530,881	-	1,172,974	12,061,892
Travel and agency expenses	3,168,659	2,321,958	254,802	2,576,760	61,831	412,080	-	117,988	5,554,398
Freight and transportation of staff	560,968	476,522	6,411	482,933	-	39,229	-	38,806	559,514
Communications	936,485	546,451	79,107	625,558	19,325	255,554	-	36,048	1,263,923
Insurance	2,465,853	2,439,565	-	2,439,565	-	26,288	-	-	1,788,889
Office supplies	1,017,092	402,563	26,788	429,351	30,917	514,073	-	42,751	1,392,597
Rentals	1,257,141	803,910	51,480	855,390	5,048	304,520	-	92,183	1,410,545
Easements	2,051,496	2,051,496	-	2,051,496	-	-	-	-	1,757,344
Taxes, rates and contributions	3,214,453	459,582	1,473	461,055	2,728,530	24,868	-	-	2,414,169
Financial results generated by assets	(918,318)	-	-	-	-	-	(918,318)	-	(731,108)
Financial results generated by liabilities	65,705,561	-	-	-	-	-	64,905,835	799,726	63,676,392
Fixed assets depreciation	46,074,448	41,467,002	-	41,467,002	691,116	3,916,330	-	-	39,093,538
Intangible assets amortization	4,921,534	2,480,321	-	2,480,321	101,849	413,387	1,925,977	-	5,927,666
Fixed assets expenses	3,327,708	12,434	-	12,434	-	-	-	3,315,274	4,764,407
Doubtful accounts	305,606	-	-	-	305,606	-	-	-	-
Lawsuits	454,913	-	-	-	-	454,913	-	-	767,734
Others	1,235,031	604,136	8,976	613,112	51,705	570,148	-	66	1,314,289
Total at 12.31.01	**192,136,729**	**94,655,482**	**2,173,297**	**96,828,779**	**4,732,951**	**17,761,780**	**65,913,494**	**6,899,725**	**-**
Total at 12.31.00	-	**97,498,180**	**2,061,240**	**99,559,420**	**3,593,154**	**19,889,285**	**61,415,065**	**15,543,674**	**200,000,598**

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of December 31, 2001 and 2000

TERMS AND GUIDELINES FOR THE RESTATEMENT OF INVESTMENTS, RECEIVABLES AND LIABILITIES

EXHIBIT I

	2001			
	Investments (1)	Accounts receivable – Trade (2)	Financial Debts	Other Liabilities (3)
	$			
a) Past due				
12.31.2000	-	307,580	-	-
03.31.2001	-	24,637	-	-
06.30.2001	-	8,940	-	-
09.30.2001	-	21,176	-	-
12.31.2001	-	5,081,051	-	-
b) Without due date		1,781,196	-	5,570,451
c) Total due				
03.31.2002	19,409	28,389,607	67,852,321	26,481,476
06.30.2002		406,830	17,505,212	7,666,403
09.30.2002		32,524	7,817,561	1,230,000
12.31.2002		34,039	38,374,156	1,200,000
12.31.2003	1,198,800	5,941,400	50,883,569	1,203,698
12.31.2004	799,200	1,675	86,006,931	-
12.31.2005	-	-	64,188,468	-
12.31.2006	-	-	32,022,337	-
12.31.2007	-	-	35,258,512	-
12.31.2008	-	-	44,120,281	-
12.31.2009	-	-	42,577,791	-
12.31.2010	-	-	38,888,889	-
12.31.2011	-	-	38,888,889	-
12.31.2012	-	-	38,888,889	-
Total 2001	**2,017,409**	**42,030,655**	**603,273,806**	**43,352,028**
a) Balances subject to adjustment	-	-	-	-
b) Balances not subject to adjustment	2,017,409	42,030,655	603,273,806	43,352,028
Total 2001	**2,017,409**	**42,030,655**	**603,273,806**	**43,352,028**
a) Interest bearing balances	1,998,000	2,079,039	592,743,416	2,839,639
b) Non-interest bearing balances	19,409	39,951,616	10,530,390	40,512,389
Total 2001	**2,017,409**	**42,030,655**	**603,273,806**	**43,352,028**

(1) Except Investments and participations in other companies
(2) Includes accounts receivable - trade and other receivables
(3) Includes all non-financial debts

Jorge Valdez Rojas
President

The independent auditors' report dated March 5, 2002 is issued as a separate document.